Exhibit 99.1

Merus Labs International Inc.

Third Quarter Report Fiscal 2016

For the Three and Nine Months Ended June 30, 2016 and 2015

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended June 30, 2016 and 2015

The following section of our report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and nine months ended June 30, 2016 (“FQ3 2016” and “FYTD 2016” respectively) compared to the three and nine months ended June 30, 2015 (“FQ3 2015” and “FYTD 2015” respectively). The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and nine months ended June 30, 2016 and the related notes thereto.

The date of this MD&A is August 12, 2016.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, amongst other things include:

•	our expectations regarding sales from its existing products, including its sales forecasts;

•	our ability to acquire new products;

•	our expectations regarding our ability to raise capital, including our ability to secure the financing necessary to acquire new products;

•	our expectations regarding sales from products that we acquire or license;

•	our forecasts regarding our operating expenditures, including general and administrative expenses,

•	our expectations regarding the development of our target markets;

•	our expectations regarding government regulations of our products and any new products that we acquire;

•	our expectations regarding currency exchange rates;

•	our expectations regarding income taxes;

•	our plans, objectives and targets for future revenue growth and operating performance;

•	our plans and objectives regarding new products that we may acquire; and

•	our forecasted business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available, including information obtained by Merus from third-party industry analysts and other third-party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While we do not know what impact any of those differences may have, our business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	our ability to successfully market and sell our products;

•	our ability to service existing debt;

•	our ability to increase sales of our existing products;

•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions to new products;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;

•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;

•	the inability to adequately protect our key intellectual property rights;

•	the loss of key management or scientific personnel;

•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;

•	the risk that we are not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in our Annual Information Form for the year ended September 30, 2015 (the “2015 AIF”) and our related annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework affecting our business;

•	no unforeseen changes in the prices for our products in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our products;

•	no unforeseen changes in our ability to maintain a consistent supply of regulatory quality approved products;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Merus is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The above list of risk factors is not exhaustive. Other factors which could cause our actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in our publicly filed disclosure documents.

All historical financial information is prepared in accordance with IFRS, unless otherwise noted, and is expressed in Canadian dollars.

Corporate OVERVIEW

We are a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. We leverage our expertise and scalable commercial platform in Europe, Canada and select other markets to deliver value. We currently own, market and distribute the following pharmaceutical products within the territories described below pursuant to license and other intellectual property rights that we have acquired:

Name of Product	Acquired From	Indication	Territory Rights	Patent Protection
Nitrates Portfolio: Elantan®, Isoket® and Deponit®	UCB Pharma (February 2016)	Acute and chronic coronary artery disease	Twenty European countries, Mexico, Turkey and South Korea	None
Sintrom®	Novartis Pharma AG (September 2014)	Treatment and prevention of thromboembolic diseases	Certain European countries including Spain, Italy, Greece, Romania and Bulgaria	None
Emselex®/Enablex®	Novartis Pharma AG (July 2012)	Treatment of overactive bladder syndrome	Canada and Europe (excluding France, Spain and Italy)	Core patents expire in 2016, Supplemental Protection Certificate provides barrier through October 2019
Surgestone® and Provames®	Sanofi (March 2016)	Variety of women’s health indications	France	None
Speciafoldine®	Sanofi (March 2016)	Macrocytic anemia	France	None
Tredemine®	Sanofi (March 2016)	Tapeworm	France	None
Salagen ®	Novartis Pharma AG (May 2015)	Treatment of symptoms of dry eye and dry mouth disorders; indicated for xerostomia following radiation therapy	Territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries	None
Estraderm MX®	Novartis Pharma AG (May 2015)	Treatment of signs and symptoms of estrogen deficiency due to menopause; prevention of accelerated postmenopausal bone loss	United Kingdom, Australia, Italy, Colombia, Spain, Poland and Singapore, and other EU countries (subject to Novartis supply obligation limitations)	None
Vancocin®	Iroko (May 2011)	Treatment of gastrointestinal tract bacterial infections (including C. difficile)	Canada	None

Our products are described in detail in our 2015 AIF, with additional detail regarding the products acquired from UCB Pharma and Sanofi provided below, in our material change reports filed February 11, 2016, February 29, 2016 and March 9, 2016, and in our business acquisition report filed May 3, 2016.

Merus’ head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1. Our telephone number is 416-593-3725.

Our common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Our corporate strategy is to acquire and optimize prescription medicines in the following categories:

•	On-patent but at maturity stage of product life cycle

•	Branded generics

•	Under-promoted products

•	Niche market pharmaceuticals

•	Growth products with a concentrated prescriber base that have been recently approved, or are expected to be approved within two years of acquisition

•	Products with annual sales below the critical threshold for large pharma

Our corporate growth strategy is driven by a product acquisition plan that employs an opportunistic approach to sourcing product acquisition candidates. This approach allows us to source pharmaceutical products across broad therapeutic classes and provides us access to acquisition targets not available to other players. Although we have a broad therapeutic focus, opportunities are pursued if a dedicated small-scale sales force can deliver incremental product sales. Our geographic focus is primarily Europe and Canada.

The result of this corporate strategy is a diversified product portfolio. To manage such a product portfolio, we layer a low-cost operating model on top of our light corporate infrastructure. We leverage the expertise of third-party contract manufacturing and regulatory service providers and maintain complete flexibility.

OVERVIEW

Material developments in our business in the preceding twelve months up to the date of this MD&A are summarized as follows:

Date	Event

July 1, 2016	Merus appoints Michael Bumby as Chief Financial Officer; and Frank Fokkinga as Vice-President, Global Regulatory Affairs, Quality and Compliance

March 30, 2016	Merus’ Board of Directors is re-elected

March 7, 2016	Merus completes acquisition of womens’ health portfolio from Sanofi S.A.

March 1, 2016	Merus completes $27 million bought deal private placement of subscription receipts

February 4, 2016	Merus completes acquisition of nitrates portfolio from UCB Pharma GmbH

February 1, 2016	Merus enters into $180 million amended and restated credit agreement with Bank of Montreal, CIBC and a syndicate of lenders

OVERALL PERFORMANCE

Revenue increased to $25.7 million for FQ3 2016 from $9.5 million for FQ3 2015, representing a year-over-year increase of 170%. Revenue increased to $61.3 million for FYTD 2016 from $32.8 million for FYTD 2015, representing a year-over-year increase of 87%. Gross Basis Revenue1 increased to $32.6 million during FQ3 2016 from $13.7 million for FQ3 2015, representing a year-over-year increase of 138%. Gross Basis Revenue increased to $77.1 million in FYTD 2016 from $45.2 million in FYTD 2015, representing a year-over-year increase of 70%. The increases in revenue and Gross Basis Revenue reflect Merus’ expanded portfolio of pharmaceutical products in 2016 in comparison to 2015.

[1]	See below under “Non-IFRS Financial Measures” for a discussion of Gross Basis Revenue and a reference to the reconciliation to the results presented in the financial statements.

Net loss increased to $5.1 million for FQ3 2016 from $1.8 million for FQ3 2015. Net loss increased to $9.4 million for FYTD 2016 from $0.3 million for FYTD 2015. The increases in net loss were primarily attributable to increased amortization expenses associated with Merus’ expanded portfolio of pharmaceutical products combined with increased general and administrative expenses, selling and marketing expenses resulting from expanded operations and foreign exchange and derivative losses resulting from a decline in the Euro over the period and the inception of a new interest rate swap, respectively. These increased expenses offset increases in gross margin resulting from increased revenue.

EBITDA2 increased to $7.8 million for FQ3 2016 from $5.8 million for FQ3 2015. EBITDA increased to $24.2 million for FYTD 2016 from $22.7 million for FYTD 2015. Adjusted EBITDA2 increased to $12.0 million during FQ3 2016 from $6.4 million for FQ3 2015. Adjusted EBITDA increased to $31.6 million for FYTD 2016 from $23.3 million for FYTD 2015.

[2]	See below under “Non-IFRS Financial Measures” for a reconciliation of EBITDA and Adjusted EBITDA to net loss.

Assets increased to $369 million as at June 30, 2016 from $264 million as at September 30, 2015 as a result of our acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in the second quarter of 2016. Total liabilities increased correspondingly to $175 million as at June 30, 2016 from $83 million as at September 30, 2015 resulting from a new $180 million debt facility arranged in connection with the UCB and Sanofi product acquisitions. Merus had a working capital deficit of $9.4 million as at June 30, 2016, compared to working capital of $36.5 million as at September 30, 2015. The decrease in working capital was primarily attributable to cash used in the UCB and Sanofi product acquisitions and the increase in the current portion of long-term debt of $30.8 million resulting from the UCB and Sanofi product acquisitions.

Cash provided by operating activities was $1.6 million for FQ3 2016, compared to $5.6 million for FQ3 2015. Cash provided by operating activities was $14.3 million for FYTD 2016, compared to $16.8 million for FYTD 2015. We plan to use cash provided by operating activities to fund the current portion of our long-term debt.

NON-IFRS FINANCIAL MEASURES

We use the following non-IFRS measures in this MD&A:

•	Gross Basis Revenue,

•	EBITDA, and

•	Adjusted EBITDA.

These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These measures are defined with reference to the nearest comparable IFRS measure in order that a reconciliation to the nearest comparable IFRS measure can be completed. Accordingly, these measures may not be comparable to similar measures presented by other companies. We use these non-IFRS measures in order to provide additional financial information to complement the closest IFRS measures in order to provide investors with a further understanding of our operations from management’s perspective. Investors should not consider that these non-IFRS measures are a substitute for analyses of the financial information that we report under IFRS. We use these non-IFRS measures in order to provide investors with a supplemental measure of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

The definition of each of these non-IFRS financial measures is presented below:

Gross Basis Revenue

As is necessary and customary in the pharmaceutical industry due to the regulatory framework, once we complete the acquisition of a pharmaceutical product, we enter into a transition phase during which the marketing authorizations necessary for us to legally market and sell the product are transferred to us from the vendor, for each country comprising the territory for which rights are acquired. Pending the completion of the transfer of the marketing authorizations, the vendor, in our case typically a major pharmaceutical company, will continue to market and sell the product in the acquired territories on our behalf. As they remain the legal seller of the products, the vendor remits to us a “profit transfer” amount that is calculated from the product sales, less the associated cost of goods, and less certain other expenses including an agreed amount payable to the vendor as consideration for their administering the product sales during the transition period. This arrangement is typically set out in a transition services agreement which is negotiated as part of the product acquisition agreement and is executed at the time of the closing of the product acquisition. The term of the transition services agreement is typically in the range of 9 to 12 months, and we are typically obligated to pursue transfer of the marketing authorizations in order that the transition services agreement is in effect for the shortest period possible.

For products that are in the transition phase during a reporting period, we have presented revenue on a net basis, as required in accordance with the Company’s accounting policies and IFRS, and on a “Gross Basis Revenue” basis. Reporting revenue on a net basis, as presented in our financial statements, requires that we report only the “profit transfer” amount that we receive from the vendor, and does not reflect the underlying sales value of the product to customers. Reporting on a “Gross Basis Revenue” basis better reflects both the actual sales of the product and the corresponding cost of goods sold associated with the product in the appropriate financial statement line items. This information is provided in order to allow investors to understand the actual underlying revenue for the recently acquired products in order that they can be comparable to other products and future periods.

Gross Basis Revenue is a non-IFRS measure that we define as the revenue that we would have received had we held title to and sold our products directly to our customers during the transition period. Gross Basis Revenue is calculated from revenue, which are reflected in our financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenue as reported by the vendor. We have provided a reconciliation of Gross Basis Revenue to net revenue on a product-by-product basis in this MD&A under Results of Operations.

EBITDA

We define EBITDA as earnings before interest expense, taxes, depreciation and amortization. We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization, debt service obligations and other non-operating items. We exclude amortization because its level depends substantially on non-operating factors such as the historical cost of intangible assets.

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, amortization, impairment charges, non-cash stock based compensation, foreign exchange and derivative gains or losses, investment income or expense, and acquisition costs. We believe Adjusted EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations, other non-operating and non-cash items, and one-time events. We exclude amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss for the period, being the most directly comparable IFRS measure:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015

Net loss for the period	$(5,052,568)	$(1,807,984)	$(9,393,448)	$(260,391)

Interest expense	2,334,558	1,357,534	6,304,667	4,738,040
Income tax expense	199,728	118,616	461,166	370,948
Depreciation	9,640	3,833	17,259	11,524
Amortization	10,267,400	6,165,104	26,777,544	17,853,026

EBITDA	$7,758,758	$5,837,103	$24,167,188	$22,713,147

Add/(Deduct):
Acquisition costs	134,653	0	2,417,572	0
Non-cash stock based compensation	476,717	600,942	2,052,112	2,036,464
Investment income	17	46	101	(566)
Foreign exchange losses (gains)	2,967,869	(184,336)	3,019,603	(1,412,476)
Derivative losses (gains)	664,634	101,268	(77,862)	(33,108)

Adjusted EBITDA	$12,002,648	$6,355,023	$31,578,714	$23,303,461

RECENT DEVELOPMENTS

1) UCB Products

On February 4, 2016, we completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (together, the “UCB Products”) in Europe and select other markets (the “UCB Product Acquisition”). The UCB Products were purchased pursuant to a purchase agreement entered into by Merus, one of our wholly owned subsidiaries, and UCB on February 1, 2016 (the “UCB Purchase Agreement”).

The UCB Products acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease. Short acting nitrates are considered to be the vasodilators of choice for acute coronary syndromes. According to the European Society of Cardiology guidelines, sub-lingual or IV nitrates are recommended for first-line treatment for the control of ischaemic symptoms in patients with evidence of heart failure, in patients with unstable angina, and in the acute phase of myocardial infarction. Treatments for coronary artery disease including nitrates are mainly prescribed by cardiologists and emergency room physicians, many of whom are also cardiologists.

The UCB Purchase Agreement includes exclusive rights to manufacture, market and sell the UCB Products in twenty European countries, Mexico, Turkey and South Korea (the “Territories”). France, Germany, Italy, Spain and the United Kingdom are all included in the Territories. Approximately 80% of the UCB Product revenue is derived from countries where we already sell other products. The rights acquired in under the UCB Purchase Agreement include exclusive know-how, business contracts, purchase orders, marketing authorizations, intellectual property, existing inventory relating to the UCB Products and goodwill. UCB has agreed to transfer to us the benefit of each marketing authorization which it holds in relation to the UCB Products, subject to the terms and conditions of a transition services agreement and of the UCB Purchase Agreement. Under the terms of the UCB Purchase Agreement we will take over multiple contracts including contract manufacturing agreements with a third-party manufacturer.

We made a one-time payment of €92 million (2.7 times trailing 12 months net revenue of approximately €34 million) for the UCB Products.  The acquisition was funded with cash-on-hand and a new Euro-denominated five year term debt facility, as described below.

European sales make up the majority of the revenue from this portfolio. Historically, UCB relied on partners to sell its Nitrate portfolio in select regions. Each partnership involves a combination of license, promotion, co-marketing, supply and/or distribution. Each partnership must be managed independently to maximize the full value of the portfolio. We have identified opportunities to improve upon UCB’s distribution network as well as to provide select promotion in some territories. Opportunities also exist to launch the UCB Products in certain new markets, and to expand formulations in the existing markets.

In South Korea, the second largest market for the nitrates portfolio, the existing supply and distribution arrangement is with a partner that purchases product exclusively from UCB at a fixed price with minimum sales targets. The partner receives a distribution fee as well as a service fee for promotional services.

2) Amended and Restated Credit Agreement

In connection with the completion of the UCB Product Acquisition, we entered into an amended and restated credit agreement dated February 1, 2016 (the “Amended and Restated Credit Agreement”) between Merus, as borrower, the Bank of Montreal, as co-lead arranger, sole bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger and syndication agent, and certain credit parties and lenders thereto (the “Lenders”). The Amended and Restated Credit Agreement amends and restates the credit agreement dated September 8, 2014 entered into between the Merus, as borrower, the Bank of Montreal, as agent, and certain credit parties and lenders thereto (the “Original Credit Agreement”).

The material terms of the Amended and Restated Credit Agreement are summarized as follows:

•	Pursuant to the terms of the Amended and Restated Credit Agreement, the Lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.

•	The applicable interest rates of loans advanced under the credit facilities are determined by reference of the ratio of our senior funded debt to its EBIDTA, as determined in accordance with the terms of the Amended and Restated Credit Agreement.

•	Advances under the senior secured term facilities are repayable over a five-year term, with equal quarterly repayments of the principal advanced.

•	All of our obligations under the Amended and Restated Credit Agreement are guaranteed by all material Merus subsidiaries and are secured by our assets and the assets of and equity interests in our material subsidiaries.

We converted our outstanding debt owing under the original credit agreement entered into in September 2014 in connection with our acquisition of Sintrom®, into a Euro-denominated five-year term debt facility under the Amended and Restated Credit Agreement.

3) Subscription Receipt Financing

On March 1, 2016, we sold, on a bought-deal private placement basis, an aggregate of 14,250,000 subscription receipts at a price of $1.90 per subscription receipt, for aggregate gross proceeds of $27,075,000.  The proceeds of the Subscription Receipts were delivered into escrow upon issuance of the Subscription Receipts and were used to fund the acquisition of the Sanofi Products, as described below. Each Subscription Receipt was converted into one special warrant upon completion of the escrow release on March 1, 2016. Each special warrant subsequently converted into one common share on May 18, 2016 following the filing of a prospectus supplement further to our base shelf prospectus dated October 30, 2015 that qualified the issuance of the common shares underlying the special warrants.

We used the proceeds of the subscription receipt financing, together with an advance under our amended and restated credit facility announced on February 1, 2016, to fund the acquisition of the Sanofi Products.

4) Purchase of the Sanofi Products

On February 23, 2016, we entered into an agreement with Sanofi S.A. (“Sanofi”) to acquire the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (the “Sanofi Products”) in France for a purchase price of €22.5 million. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm. The acquisition of the Sanofi Products was completed on March 7, 2016.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the subscription receipts financings, together with (ii) an additional advance under the Company’s Amended and Restated Credit Facility.

5) Changes to the Competitive Landscape

Enablex

During 2014, we were informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, of their plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the German market. On December 4, 2015, the proposed maximum reimbursement prices per product were published. Based on the new prices, we expected to see an approximate 60% price reduction on Emselex sold in the German market. The new price became effective April 1, 2016 and we were obligated to reimburse distributors for the difference in price (the original price they had paid less the new price) for any inventory they had on hand. We had made an appropriate accrual for this amount in our FQ2 2016 financial statements and actual reimbursements were materially consistent with this accrual. We continue to sell Emselex in Germany at the new lower price.

Arbitration Proceeding

In August 2014, we received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product.  This request for arbitration was based on the original license agreement entered into by LGLS and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.).  The request for arbitration named us as a respondent together with Cornerstone and Vansen Pharma, Inc.  The request for arbitration included the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. We have successfully defended this claim.  Additionally, Merus and Cornerstone have each asserted claims against one another, seeking indemnity and damages related to LGLS’s claim.  These claims have also been resolved.  We have a contingent liability remaining however in the form of (i) the cost of damages incurred by LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS; and (ii) our indemnification of Cornerstone’s liability under our Asset Purchase Agreement that may include the cost of reimbursing wholesalers for expired goods on behalf of Cornerstone, the cost of paying for government reimbursement programs on behalf of Cornerstone, and legal costs incurred by Cornerstone to defend themselves against LGLS’s original claim.  We are assessing our legal options relative to these claims and will challenge the merit of each claim, the amounts claimed, and our responsibilities under each claim as appropriate. We have noted this as a contingent liability in the notes to our financial statements.

RESULTS OF OPERATIONS FOR FQ3 2016 AND 2015

Overall

	Three months ended June 30
	2016	2015

Revenue	$25,656,987	$9,505,483
Cost of goods sold	8,820,789	812,503
Gross margin	16,836,198	8,692,980
Operating expenses:
Selling and marketing	2,018,805	631,505
General and administrative	2,814,745	1,706,452
Share-based compensation	476,717	600,942
Acquisition costs	134,653	—
Amortization of intangible costs	10,267,400	6,165,104
Depreciation	9,640	3,833
Foreign exchange losses (gains)	2,967,869	(184,336)
	18,689,829	8,923,500
Operating (loss) income	(1,853,631)	(230,520)

Interest expense, net	2,334,558	1,357,534
Derivative gains	664,634	101,268
Investment income (loss)	17	46

(Loss) income before income taxes	(4,852,840)	(1,689,368)

Income tax expense	199,728	118,616

Net (loss) income for the period	$(5,052,658)	$(1,807,984)

Revenue

Revenue for FQ3 2016 increased to $25.7 million from $9.5 million for FQ3 2015, representing a year-over-year increase of 170%. This increase in revenue is primarily attributable to the increase in the number of products in our portfolio resulting from our recent acquisitions, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us.

Gross Basis Revenue for FQ3 2016 increased to $32.6 million from $13.7 million for FQ3 2015, representing a year-over-year increase of 138%. This increase in revenue is primarily attributable to the increase in the number of products in our product portfolio resulting from our recent acquisitions as well the inclusion of Salagen and Estraderm for the entire FQ3 2016 quarter versus only part of the comparative period. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

Revenue in FQ3 2016 includes sales of the nitrates portfolio acquired from UCB and the women’s health portfolio acquired from Sanofi in the second quarter of 2016, as well as sales of Salagen and Estraderm acquired in May 2015. Revenue in FQ3 2015 was attributable to sales of only Sintrom, Enablex and Vancocin, as well as sales of Salagen and Estraderm only following their acquisition in May 2015.

Cost of Sales

Cost of goods sold for FQ3 2016 increased to $8.8 million from $0.8 million in FQ3 2015. As with the increase in revenue, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from 2015 to 2016 and the transition of recently acquired products from net revenue accounting to gross revenue accounting.

On a gross basis, cost of goods sold increased for FQ3 2016 $15.7 million from $5.0 million in FQ3 2015. This increase in cost of goods sold was primarily attributable to the growth of our product portfolio from 2015 to 2016 and to higher sales volume on certain products.

Gross Margin

Gross margin for FQ3 2016 was $16.8 million compared to $8.7 million for FQ3 2015. The decrease in our gross margin as a percentage of revenue is due primarily to the transition from recording Sintrom on a net revenue basis to a gross revenue basis. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FQ3 2016 was 52%, compared to 64% in FQ3 2015. The decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period as well as the impact of a stronger US dollar on the purchase of certain goods billed in USD. Once we have transitioned to more cost effective Euro denominated manufacturers over the next 6 to 12 months, the gross margin percentage is expected to improve substantially.

Operating Loss

Operating loss for FQ3 2016 increased to $1.9 million, compared to an operating loss of $0.2 million for FQ3 2015 and is primarily attributable to an expanded portfolio and the investments required to continue to grow the business and its infrastructure as well as certain one-time charges incurred in FQ3 2016.

Net Loss

Net loss for FQ3 2016 increased to $5.1 million ($0.04 per share), compared to a net loss of $1.8 million ($0.02 per share) for FQ3 2015, which is attributable to our higher borrowing costs to support an expanded portfolio as well as an initial mark-to-market loss recorded on a new interest rate swap entered into during FQ3 2016.

EBITDA and Adjusted EBITDA

EBITDA for FQ3 2016 increased to $7.8 million from $5.8 million for FQ3 2015. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $12.0 million for the third quarter of June 30, 2016, compared to $6.4 million for FQ3 2015. Both EBITDA and Adjusted EBITDA are reflective of our expanded portfolio and execution of its strategy.

Product Portfolio Revenue

Revenue from our product portfolio for FQ3 2016 is presented below. Revenue for products that are in a transition phase pending the transfer of marketing authorizations are presented in our financial statements on a net revenue basis and accordingly reflect revenue net of cost of goods and selling expenses. Below we present and discuss revenue for these products on Gross Basis Revenue basis and have included a table that reconciles Gross Basis Revenue with revenue on a net revenue basis, as reported in our financial statements. See above under “Non-IFRS Financial Measures” for a discussion of the definition of Gross Basis Revenue.

Product revenue is summarized in the table below for FQ3 2016.

	Three months ended June 30
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]

Enablex/Emselex	5,869,524	-	5,869,524	4,949,292	-	4,949,292
Sintrom	9,333,865	297,390	9,631,255	2,802,184	3,873,014	6,675,198
Nitrates portfolio	5,236,933	6,409,100	11,646,033	-	-	-
Sanofi portfolio	2,377,275	-	2,377,275	-	-	-
Salagen	1,939,092	196,194	2,135,286	648,523	160,564	809,087
Vancocin	659,208		659,208	906,859		906,859
Estraderm	241,090	10,318	251,408	198,625	136,841	335,466
Total Revenue	25,656,987		32,569,989	9,505,483		13,675,902
Cost of Goods Sold	8,820,789	6,913,002	15,733,791	812,503	4,170,419	4,982,922
Gross Margin	16,836,198		16,836,198	8,692,980		8,692,980

Gross Margin %	66%		52%	91%		64%

Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to any transitional agreement.

Revenue attributable to Enablex for FQ3 2016 increased to $5.9 million, an increase of 19% compared to $4.9 million for the same period last year. This increase was driven by FQ3 2015 being a weak quarter as our German partner reduced purchases to compensate for excess stock at the beginning of the quarter. Enablex sales in FQ3 2016 reflect the full impact (approximately ($0.7) million vs FQ3 2015) of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product’s largest market, which became effective April 1, 2016. Our anticipated volume upside in Germany post price materialized (contributing approximately $1.2 million in the quarter vs FQ3 2015) and according to IMS, unit volume was 20% above the prior year quarter. Sales in the UK, Netherlands and Portugal continue to demonstrate solid results and on July 1, 2016 we launched Emselex in two new markets, the Czech Republic and Hungary.

Sintrom

We completed the acquisition of Sintrom in September 2014. The majority of our Sintrom sales are no longer subject to any transitional agreement, while sales in certain markets remain subject to our original transitional agreement with Novartis pending transfers of remaining market authorizations. Accordingly, net revenue reflect a combination of sales of Sintrom on a gross basis and a net basis.

Gross Basis Revenue for Sintrom increased to $9.6 million for FQ3 2016, compared to $6.7 million for FQ3 2015. The increase in Gross Basis Revenue is related to wholesaler buying patterns reflecting both the transfer of commercial operations from Novartis to Merus, whereby the local affiliates of Novartis sell their remaining stock to Merus who subsequently sells it to its customers in the respective territories, and wholesalers’ desire to increase inventory levels in advance of the planned tech transfer in Spain starting later this year. We expect Sintrom sales to normalize in Q4 2016 in line with historical market demand.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. All sales are currently being made by UCB for our account in accordance with the transition services agreement that we entered into with UCB on closing of the acquisition. Accordingly, all revenues from the nitrates portfolio have been recorded on a net revenue basis net of costs of goods and selling expenses.

Gross Basis Revenue from the newly-acquired nitrates portfolio was $11.6 million for FQ3 2016 and reflects the first full quarter of sales since the portfolio’s acquisition on February 4, 2016. Cost of goods were higher than expected in the current period as the Company works through inventory which existed at the time of acquisition and was required to be purchased at a higher transfer price as part of the acquisition agreement. This situation partially continued into FQ3 2016, but newly produced goods began being purchased at a lower cost during the quarter.

Women’s Health (Sanofi) Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016 for which there is a short transitional services arrangement, which was structured differently from past transitional services arrangements due to the simplicity of the acquisition (one territory only). This allowed us to record revenues on a gross basis in the financial statements from the date of acquisition.

Revenue from the Sanofi women’s products portfolio during FQ3 2016 were $2.4 million compared with nil in FQ3 2015.

Salagen

We completed the acquisition of Salagen from Novartis on May 15, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of certain of the marketing authorizations, only a portion of the revenues from Salagen during FQ3 2016 were recorded on a net revenue basis.

Gross Basis Revenue for Salagen was $2.1 million for FQ3 2016, compared to $0.8 million for FQ3 2015. Results for Salagen for FQ3 2015 reflect sales from the acquisition date of May 15, 2015 to June 30, 2015 and, accordingly, the results from FQ3 2015 represent only approximately half of what was sold during FQ3 2016. The remaining increase relates to wholesaler buying patterns reflecting the transfer of commercial operations from Novartis to Merus, whereby the local affiliates of Novartis sell their remaining stock to Merus who subsequently sells it to its customers in the respective territories.

Estraderm

We completed the acquisition of Estraderm from Novartis on May 15, 2015. All sales were initially made subject to a transition services agreement. As a result of transfer of certain of the marketing authorizations, only a portion of the revenues from Estraderm during FQ3 2016 were recorded on a net revenue basis.

Revenue from Estraderm during FQ3 2016 on a Gross Basis Revenue basis was $0.25 million, compared to $0.34 million for FQ3 2015. Results for Estraderm for FQ3 2015 reflect sales from the acquisition date of May 15, 2015 to June 30, 2015 and, accordingly, the results from FQ3 2015 represent only approximately half of what was sold during FQ3 2016. Results for FQ3 2016 are lower than usual due to the transfer of commercial operations from Novartis to Merus for the majority of Estraderm markets during FQ2 2016. The stock transferred during FQ2 2016 was higher than the normal in-market demand for this product resulting in lower sales during FQ3 2016. Sales are expected to normalize during FQ4 2016.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to a transition services agreement and are all recorded on a gross basis.

Revenue attributable to Vancocin for FQ3 2016 declined to $0.7 million from $0.9 million for FQ3 2015. This decrease on a year-over-year basis was due to higher product returns and an increase in our estimated returns provisions on current sales. Further, sales volume has declined over the prior year as the market matures and there have been no recent significant outbreaks of C. difficile.

Operating Expense

	Three months ended June 30
	2016	2015
Selling & Marketing
Marketing and promotion	112,189	252,342
Regulatory and pharmacovigilance	1,043,127	158,887
Logistics and warehousing	536,856	128,754
Consulting and other selling	325,978	91,522
Total	2,018,150	631,505

General & Administrative
Salaries, bonus, and benefits	1,245,417	502,586
Professional fees	1,085,813	899,953
Business development	115,819	65,334
Exchange and filing fees	30,306	37,332
Travel expenses	105,585	55,173
Rent and premises expenses	82,807	31,566
Other	148,998	114,508
Total	2,814,745	1,706,452

Selling and Marketing Expense

Merus incurred selling and marketing expenses of $2.0 million for FQ3 2016, compared to $0.6 million for FQ3 2015. Selling and marketing expenses include all costs related to marketing, promoting and selling our products. Certain amounts in the prior period have been reclassified in order to better reflect true selling costs and improve comparability. Selling and marketing expenses are higher in the current period primarily due to the fact that we are selling more products with the transfer of the majority of the Sintrom marketing authorizations and ongoing activities for Salagen, Estraderm and the newly acquired portfolios from UCB and Sanofi.

General and Administrative Expense

General and administrative expenses for FQ3 2016 were $2.8 million, compared to $1.7 for FQ3 2015 and do not include non-cash share-based compensation. General and administrative expenses in the current year increased slightly compared to the previous year, primarily due increased headcount, increased investment in business development, increased due diligence expenses with respect to potential acquisitions, and the scaling-up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs in the current period were lower primarily due to a grant of stock options to management and employees during the prior period. In prior years, grants had typically been made during the second fiscal quarter, whereas in the current year they were issued in the first fiscal quarter.

Amortization of Intangible Assets

Amortization expense for FQ3 2016 increased to $10.3 million from $6.2 million for FQ3 2015. The increase in amortization is mainly due to the additions of the new products in FQ2 2016 as well as the addition of Salagen and Estraderm to the portfolio in the middle of the FQ3 2015.

Foreign Exchange Losses (Gains)

Foreign exchange losses increased to $3.0 million for FQ3 2016, compared to a foreign exchange gain in FQ3 2015 of $0.2 million. The loss in FQ3 2016 was primarily due to the depreciation in value of US dollar and Euro denominated balances during this period. Foreign currency gains in FQ3 2015 were attributable to the appreciation of the USD dollar and Euro compared to the Canadian dollar.

Interest Expense

Interest expense increased to $2.3 million for FQ3 2016 from $1.4 Million for FQ3 2015 as a result of our increased debt during this period. The higher interest charges relate to the higher average outstanding debt balance during the current year period in connection with the loans under the Amended and Restated Credit Agreement that was executed in February 2016.

Derivative Losses

Derivative losses of $0.7 million were recorded in FQ3 2016, primarily related to the mark-to-market of a new interest rate swap entered into in May 2016 in connection with the new Euro-denominated debt, offset by the settlement of favourable Euro foreign exchange hedges during the period. Derivative losses of $0.1 million were recorded in the FQ3 2015 primarily due to the settlement and mark-to-market of unfavourable interest rate swaps and Euro foreign exchange hedges.

RESULTS OF OPERATIONS FOR FYTD 2016 AND 2015

Overall

	Nine months ended June 30
	2016	2015

Revenue	$61,286,391	$32,813,946
Cost of goods sold	19,111,949	3,515,261
Gross margin	42,174,442	29,298,685
Operating expenses:
Selling and marketing	4,601,833	1,581,542
General and administrative	5,993,895	4,413,682
Share-based compensation	2,052,112	2,036,464
Acquisition costs	2,417,572	—
Amortization of intangible costs	26,777,544	17,853,026
Depreciation	17,259	11,524
Foreign exchange losses (gains)	3,019,603	(1,412,476)
	44,879,818	24,483,762
Operating (loss) income	(2,705,376)	4,814,923

Interest expense, net	6,304,667	4,738,040
Derivative (gains) losses	(77,862)	(33,108)
Investment income (loss)	101	(566)

(Loss) income before income taxes	(8,932,282)	110,557

Income tax expense	461,166	370,948

Net loss for the period	$(9,393,448)	$(260,391)

Revenue

Revenue for FYTD 2016 increased to $61.3 million from $32.8 million for FYTD 2015, representing a year-over-year increase of 87%. This increase in revenues is primarily attributable to the increase in the number of products in our portfolio resulting from our recent acquisitions, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us.

Gross Basis Revenue for FYTD 2016 increased to $77.1 million from $45.2 million for FYTD 2015, representing a year-over-year increase of 70%. This increase in revenue is primarily attributable to the increase in the number of products in our product portfolio resulting from our recent acquisitions as well the inclusion of Salagen and Estraderm for the entire FYTD 2016 versus only part of FQ3 2015 in the prior year. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

Revenue for FYTD 2016 includes sales of the nitrates portfolio acquired from UCB and the women’s health portfolio acquired from Sanofi in the second quarter of 2016, as well as sales of Salagen and Estraderm acquired in May 2015. Revenue for FYTD 2015 was attributable to sales of Sintrom, Enablex and Vancocin, as well as sales of Salagen and Estraderm following their acquisition in May 2015.

Cost of Sales

Cost of goods sold for FYTD 2016 increased to $19.1 million from $3.5 million for FYTD 2015. As with the increase in revenues, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from 2015 to 2016 and the transition of recently acquired products from net basis revenue accounting to gross basis revenue accounting.

On a gross basis, cost of goods sold increased for FYTD 2016 $15.8 million from $12.4 million in FYTD 2015. This increase in cost of goods sold was primarily attributable to the growth of our product portfolio from 2015 to 2016 and to higher sales volume on certain products.

Gross Margin

Gross margin for FYTD 2016 was $42.2 million compared to $29.3 million for FYTD 2016. The decrease in our gross margin as a percentage of revenue is due primarily to the transition from recording Sintrom on a net revenue basis to a gross revenue basis. Details on the transition from net revenue to Gross Basis Revenue are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FYTD 2016 was 55%, compared to 65% in FYTD 2015. The decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period as well as the impact of a stronger US dollar on the purchase of certain goods billed in USD. Once we have transitioned to more cost effective Euro denominated manufacturers over the next six to twelve months, the gross margin percentage is expected to improve substantially.

Operating Loss

Operating loss for FYTD 2016 increased to $2.7 million, compared to income of $4.8 million for FYTD 2015 and is primarily attributable to an expanded portfolio and the investments required to continue to grow the business and its infrastructure.

Net Loss

Net loss for FYTD 2016 increased to $9.4 million ($0.09 per share), compared to a net loss of $0.3 million ($0.00 per share) for FYTD 2015, which is primarily attributable to our higher borrowing costs to support an expanded portfolio.

EBITDA and Adjusted EBITDA

EBITDA for FYTD 2016 increased to $24.2 million from $22.7 million for FYTD 2015. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $31.6 million for the third quarter of June 30, 2016, compared to $23.3 million for FYTD 2015.

Product Portfolio Details

Revenue from our product portfolio for FYTD 2016 is presented below. In addition, we have provided information on product revenue for FQ2 2016 and FQ1 2016 on a Gross Basis Revenue basis in an attempt to provide better clarity than was originally provided in our MD&A for the FQ1 and FQ2 2016 periods. The results of operations for FQ1 and FQ2 of 2016 are, by definition, also reflected in our discussion of the results of operations for FYTD 2016 presented below.

FQ1 2016

	Three months ended December 31
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	7,794,298	-	7,794,298	5,964,568	-	5,964,568
Sintrom	5,258,262	1,630,164	6,888,426	3,842,108	4,040,325	7,882,433
Salagen	1,611,363	390,737	2,002,100	-	-	-
Vancocin	836,796	-	836,796	821,301	-	821,301
Estraderm	425,132	317,044	742,176	-	-	-
Total Revenue	15,925,851		18,263,796	10,627,977		14,668,302
Cost of Goods Sold	4,484,811	2,337,945	6,822,756	1,259,672	4,040,325	5,299,997
Gross Margin	11,441,040		11,441,040	9,368,305		9,368,305
Gross Margin %	72%		63%	88%		64%

1Gross Basis Revenue - Non-IFRS Financial Measures - see definition under "Non-IFRS Measures"

Revenue was $15.9 million for FQ1 2016 compared to $10.6 million for FQ1 2015. Revenue in the prior year comparative was attributable to sales of Vancocin, Enablex and Sintrom. Revenue during the three months ended December 31, 2015 also included sales of Salagen and Estraderm.

Gross Basis Revenue for FQ1 2016 increased to $18.3 million from $14.7 million for FQ1 2015, representing a year-over-year increase of 25%. This increase is primarily attributable to the additional products in our portfolio in FQ1 2016 compared to FQ1 2015.

Gross margin for FQ1 2016 was $11.4 million compared to $9.4 million for FQ1 2015. The decrease in our gross margin as a percentage of revenue is due primarily to the transition from recording Sintrom on a net revenue basis to a gross revenue basis. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FQ1 2016 was 63%, compared to 64% in FQ1 2015. The small decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period.

Revenue attributable to Enablex for FQ1 2016 was $7.8 million, compared to $6.0 million in FQ1 2015. Revenue for Enablex was higher in the current year compared to the prior year due primarily to the expiration of a legacy marketing agreement in December 2014 and an increase in sales volume in the UK. Until the end of December 2014, the Company was bound to a legacy marketing and distribution agreement in Germany which provided the Company with a significantly lower share of revenue in the territory. During FQ1 2015 the Company was in the process of transitioning sales to its new customer in Germany, which resulted in only one month of sales under the new agreement in the prior period.

Revenue from Sintrom during FQ1 2016 was $6.9 million on a Gross Basis Revenue basis vs $7.9 million in FQ1 2015. Revenue was slightly lower than normal in the current quarter due to the impact of a one-time inventory loading in Spain that occurred in FQ4 2015.

Revenue from Salagen during FQ1 2016 was $2.0 million vs nil in FQ1 2015.

Revenue attributable to Vancocin was $0.8 million for FQ1 2016, compared to $0.8 million in FQ1 2015. The somewhat flat revenue trend on a year-over-year basis is indicative of a stabilization in the market subsequent to the entry of a second generic Vancomycin during FQ3 2014.

Revenue from Estraderm during FQ1 2016 was $0.7 million on a Gross Basis Revenue basis vs nil in FQ1 2015.

FQ2 2016

	Three months ended March 31
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	6,432,816	-	6,432,816	9,152,365	-	9,152,365
Sintrom	6,334,608	1,779,736	8,114,344	2,855,705	4,218,358	7,074,063
Nitrates portfolio	2,901,425	4,111,317	7,012,742	-	-	-
Sanofi portfolio	564,815	-	564,815	-	-	-
Salagen	1,872,585	325,087	2,197,672	-	-	-
Vancocin	442,992	-	442,992	672,416	-	672,416
Estraderm	1,154,312	298,657	1,452,969	-	-	-
Total Revenue	19,703,553		26,218,350	12,680,486		16,898,844
Cost of Goods Sold	5,806,349	6,514,797	12,321,146	1,443,086	4,218,358	5,661,444
Gross Margin	13,897,204		13,897,204	11,237,400		11,237,400
Gross Margin %	71%		53%	89%		66%

1Gross Basis Revenue - Non-IFRS Financial Measures - see definition under "Non-IFRS Measures"

Revenue was $19.7 million for FQ2 2016 compared to revenues of $12.7 million for FQ2 2015. Revenue in the prior year comparative period were attributable to sales of Vancocin, Enablex and Sintrom. Revenue during FQ2 2016 also include sales of Salagen and Estraderm, acquired in May 2015, as well as revenue from products acquired under the two recent acquisitions of the nitrates portfolio from UCB and the Sanofi women's health portfolio.

Gross Basis Revenue for FQ2 2016 increased to $26.2 million from $16.9 million for FQ2 2015, representing a year-over-year increase of 55%. This increase is primarily attributable to the additional products in our portfolio in FQ2 2016 compared to FQ2 2015.

Gross margin for FQ2 2016 was $13.9 million compared to $11.2 million for FQ2 2015. The decrease in our gross margin as a percentage of revenue was due primarily to the transition from recording Sintrom on a net revenue basis to a gross revenue basis. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FQ2 2016 was 53%, compared to 66% in FQ2 2015. The decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period as well as the impact of a stronger US dollar on the purchase of certain goods billed in USD. Once we have transitioned to more cost effective Euro denominated manufacturers over the next 6 to 12 months, the gross margin percentage is expected to improve substantially.

Revenue attributable to Enablex for FQ2 2016 was $6.4 million, compared to $9.2 million for FQ2 2015. Revenue for Enablex was lower in the current year period compared to the prior year due primarily to the lower price for Enablex in Germany, its biggest market. A new, maximum reimbursable price for Emselex in Germany, effective April 1, 2016, required us to reimburse wholesalers and distributors for the price difference for stock on hand. Further, revenues for FQ2 2015 were higher than usual due to the normalization of inventory levels with a new partner in Germany. Revenue from Enablex Germany is expected to be lower by approximately 60% compared to the prior year due to this reduction in the maximum reimbursable price.

Revenue from Sintrom on a Gross Basis Revenue basis was $8.1 million and $7.1 million in the current and prior period respectively. Revenue was higher in the current quarter due to an increase in shipments to Spain, more than offsetting shipments to the rest of Europe which were slightly lower than in the same period last year due to the transition of commercial operations from Novartis to Merus.

Revenue from the nitrates portfolio on a Gross Basis Revenue basis was $7.0 million in FQ2 2016 vs nil in FQ2 2015. Cost of goods were higher than expected in the current period as we work through inventory which existed at the time of acquisition. The existing inventory is required to be purchased at a higher transfer price as part of the agreement. This situation is expected to continue into FQ3 2016, at which time newly produced goods will be purchased at a lower cost.

Revenue from the women's health portfolio acquired from Sanofi during the period was $0.56 million. These revenues represent net sales from the date of acquisition, March 7, 2016, through March 31, 2016. These revenues have been, and will continue to be, recorded on a gross basis as the nature of the arrangement means that Merus is deemed to be acting as principal from the date of acquisition.

Revenue from Salagen during FQ2 2016 was $2.2 million vs nil in FQ2 2015.

Revenue from Estraderm during FQ2 2016 was $1.5 million on a Gross Basis Revenue basis, vs nil in FQ2 2015.

Revenue attributable to Vancocin was $0.44 million for FQ2 2016, compared to $0.67 million for FQ2 2015. Vancocin’s year-over-year revenue decline reflects a true-up of the product’s return provision as we experienced higher than usual returns during the period. Gross sales however were indicative of a stabilization in the market subsequent to the entry of a second generic Vancomycin during the third quarter of fiscal 2014.

FYTD 2016

	Nine months ended June 30
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	20,096,638	-	20,096,638	20,066,225	-	20,066,225
Sintrom	20,926,735	3,707,290	24,634,025	9,499,997	12,131,697	21,631,694
Nitrates portfolio	8,138,358	10,520,417	18,658,775	-	-	-
Sanofi portfolio	2,942,090	-	2,942,090	-	-	-
Salagen	5,423,040	912,018	6,335,058	648,523	160,564	809,087
Vancocin	1,938,996	-	1,938,996	2,400,576	-	2,400,576
Estraderm	1,820,534	626,019	2,446,553	198,625	136,841	335,466
Total Revenue	61,286,391		77,052,135	32,813,946		45,243,048
Cost of Goods Sold	19,111,949	15,765,744	34,877,693	3,515,261	12,429,102	15,944,363
Gross Margin	42,174,442		42,174,442	29,298,685		29,298,685
Gross Margin %	69%		55%	89%		65%

1Gross Basis Revenue - Non-IFRS Financial Measures - see definition under "Non-IFRS Measures"

Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to a transition agreement.

Revenue attributable to Enablex for FYTD 2016 was $20.1 million, compared to $20.1 million for FYTD 2015. Revenue for Enablex was relatively unchanged in the current year period compared to the prior year due to the lower price for Enablex in Germany during FQ3 2016 being offset by higher sales volume in the UK and Germany.

Sintrom

We completed the acquisition of Sintrom in 2014. The majority of our Sintrom sales are no longer subject to any transition agreement, while sales in certain jurisdictions remain subject to our original transition agreement with Novartis.

Revenue from Sintrom on a Gross Basis Revenue basis for FYTD 2016 was $24.6 million, compared to $21.6 million for FYTD 2015. Revenue was higher in the current quarter due to an increase in shipments to Spain as well as inventory loading as a result of the transfer of commercial operations from Novartis to Merus during the fiscal year. Results are expected to normalize during FQ4 2016 as Merus’ customers normalize inventory levels over the coming months.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. All sales are currently being made by UCB for our account in accordance with the transition services agreement entered into with UCB on closing of the acquisition. Accordingly, all revenues from the nitrates portfolio were recorded on a net revenue basis net of costs of goods and selling expenses.

Revenue from the nitrates portfolio during FYTD 2016 on a Gross Basis Revenue basis was $18.7 million. Cost of goods were higher than expected in the current period as we work through inventory which existed at the time of acquisition. The existing inventory is required to be purchased at a higher transfer price as part of Merus’ agreement with UCB. This effect of this existing inventory on COGS began to taper off during FQ3 2016 and should be mostly gone by the end of FQ4 2016 as new inventory takes over most of the channel.

Women’s Health Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016. There is no transition services arrangement in place for Sanofi.

Revenue from the women’s products portfolio during FYTD 2016 was $2.9 million. Results reflect ownership of the Sanofi women’s products portfolio from March 7, 2016 to June 30, 2016.

Salagen

We completed the acquisition of Salagen from Novartis on May 22, 2015. All sales were initially made subject to a transition services agreement that we entered into with Novartis on closing of the acquisition. As a result of the transfer of certain of the marketing authorizations, only a portion of the revenues from Salagen during FYTD 2016 were recorded on a net basis.

Revenue from Salagen during FYTD 2016 on a Gross Basis Revenue basis was $6.3 million, compared to $0.8 million for FYTD 2015. Results for Salagen for FYTD 2015 reflect sales from the acquisition date of May 15, 2015 to June 30, 2015 and accordingly, the results from FYTD 2015 are not directly comparable to the results from FYTD 2016.

Estraderm

We completed the acquisition of Estraderm from Novartis on May 22, 2015. All sales were initially made subject to a transition services agreement that we entered into with Novartis on closing of the acquisition. As a result of the transfer of certain of the marketing authorizations, only a portion of the revenues from Estraderm during FYTD 2016 were recorded on a net basis.

Revenue from Estraderm during FYTD 2016 on a Gross Basis Revenue basis was $2.5 million, compared to $0.3 million for FYTD 2015. Results for Estraderm for FYTD 2015 reflect sales from the acquisition date of May 22, 2015 to June 30, 2015 and, accordingly, the results from FYTD 2015 are not directly comparable to the results from FYTD 2016.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to any transition agreement.

Revenue attributable to Vancocin for FYTD 2016 declined to $1.9 million from $2.4 million for FYTD 2015. The decrease in year-over-year revenue is entirely related to the true-up of the product’s return provision as we experienced higher than usual returns during the period and applied a higher return accrual rate on current sales during FQ3 2016. Further, sales volume has declined over the prior year as the market has matured and there have been no recent significant breakouts of C. difficile.

Operating Expenses

	Three months ended			Nine months ended
	December 31, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015
Selling & Marketing
Marketing and promotion	159,185	145,100	112,189	416,474	737,831
Regulatory and pharmacovigilance	790,590	393,434	1,043,127	2,227,151	89,278
Logistics and warehousing	117,521	410,397	536,856	1,064,774	376,152
Consulting and other selling	325,260	241,541	326,633	893,434	378,281
Total	1,392,556	1,190,472	2,018,805	4,601,833	1,581,542

General & Administrative
Salaries, bonus, and benefits	602,617	776,625	1,245,417	2,624,659	1,576,178
Share-based compensation*	-	-	-	-	2,036,464
Professional fees	475,077	305,902	1,085,813	1,866,792	1,841,544
Business development	54,716	73,458	115,819	243,993	65,334
Exchange and filing fees	32,416	157,423	30,306	220,145	191,781
Travel expenses	85,402	97,233	105,585	288,220	143,813
Rent and premises expenses	46,557	43,178	82,807	172,542	118,918
Other	216,424	212,122	148,998	577,544	476,114
Total	1,513,209	1,665,941	2,814,745	5,993,895	6,450,146

*Note: Share-based compensation is included in a line separate from G&A starting in FY2016

Selling and Marketing Expense

Merus incurred selling and marketing expenses of $4.6 million for FYTD 2016, compared to $1.6 million for FYTD 2015. Selling and marketing expenses include all costs related to marketing, promoting and selling the products. Certain amounts in the prior period have been reclassified in order to better reflect true selling costs and improve comparability. Selling and marketing expenses were higher during the current year primarily due to the fact we were operating more products in the current quarter with the transfer of the majority of Sintrom marketing authorizations and ongoing activities for Salagen, Estraderm and the newly acquired portfolios from UCB and Sanofi.

General and Administrative Expense

General and administrative expenses for FQ3 2016 were $6.0 million, compared to $4.4 million for FYTD 2015. General and administrative expenses specifically exclude the impact of non-cash share based compensation, which had been previously included. General and administrative expenses in the current year increased slightly compared to the previous year, primarily due increased headcount, increased investment in business development and due diligence with respect to potential acquisitions, and the scaling up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs in the current period were $2.1 million versus $2.0 million in prior period. Share-based compensation costs are a function of past and present grants, offset by any expirations.

Acquisition Costs

We incurred acquisition costs of $2.4 million for FYTD 2016, compared to $nil for FYTD 2015. Acquisition costs were primarily attributable to the acquisition of the UCB nitrates and the Sanofi women’s health portfolios in the second quarter of 2016 versus no acquisitions in the prior year period.

Amortization of Intangible Assets

Amortization expense for FYTD 2016 increased to $26.8 million, compared to $17.9 million for FYTD 2015. The increase in amortization is mainly due to the additions of the new products in the second quarter of 2016 as well as the addition of Salagen and Estraderm to the portfolio in May 2015.

Foreign Exchange Losses (Gains)

Foreign exchange losses increased to $3.0 million for FYTD 2016, compared to a foreign exchange gain in FYTD 2015 of $1.4 million. The loss in FYTD 2016 was primarily due to the depreciation in value of US dollar and Euro denominated balances during this period. Foreign currency gains in FYTD 2015 were attributable to the appreciation of the USD dollar and Euro compared to the Canadian dollar.

Interest Expense

Interest expense increased to $6.3 million for FYTD 2016 from $4.7 million for FYTD 2015 as a result of our increased debt during this period. The higher interest charges relate to the higher average outstanding debt balance during the current year period in connection with the credit facility refinancing that was executed in February 2016.

Derivative Losses

Derivative gains of $0.08 million were recorded in FYTD 2016, related to the settlement and mark-to-market of interest rate swaps and Euro foreign exchange hedges during the period. Derivative gains of $0.03 million were recorded in FYTD 2015, also due to the settlement and mark-to-market of interest rate swaps and Euro foreign exchange hedges.

SUMMARY OF QUARTERLY RESULTS

$ millions unless noted	FQ3 2016	FQ2 2016	FQ1 2016	FQ4 2015	FQ3 2015	FQ2 2015	FQ1 2015	FQ4 2014

Total revenues as reported	25.66	19.70	15.93	16.14	9.51	12.68	10.63	6.02
Total Gross Basis Revenue[1]	32.57	26.22	18.26	21.38	13.68	16.90	14.67	6.98
Gross margin	16.84	13.90	11.44	12.12	8.69	11.24	9.37	5.09

Net income (loss)	(5.05)	(3.43)	(0.92)	0.02	(1.81)	1.76	(0.22)	(4.55)

Earnings (loss) per share (in $'s):
Basic	(0.04)	(0.03)	(0.01)	0.00	(0.02)	0.03	0.00	(0.06)
Diluted	(0.04)	(0.03)	(0.01)	0.00	(0.02)	0.03	0.00	(0.06)

Total assets	368.92	388.90	258.32	263.98	246.66	188.20	193.42	197.92
Total long-term financial liabilities	158.81	171.18	68.80	72.66	66.57	80.35	84.18	63.70

EBITDA[2]	7.76	8.88	7.52	7.15	5.84	9.42	7.46	4.78
Adjusted EBITDA[2]	12.00	11.04	8.54	9.31	6.36	9.39	7.56	3.39

1 Gross Basis Revenue - Non-IFRS Financial Measures - see definition under "Overall Performance"

2 EBITDA and Adjusted EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

During the periods presented in the table above, our business has undergone significant growth as a result of the product acquisitions we have completed. Our results of operations for FQ4 2014 reflect sales of our Enablex and Vancocin products as well as one month of Sintrom sales, whereas our result of operations for FQ3 2016 reflect Enablex, Sintrom, our nitrates product portfolio, our women’s health portfolio, Salagen, Estraderm and Vancocin. This expansion in our product portfolio has resulted in the significant increase in our revenues over this eight quarter period, and a corresponding significant increase in both our assets and our liabilities.

Our revenues increased significantly in the first quarter of 2015 as our revenues reflected a full quarter of our newly acquired Sintrom product in addition to our Enablex and Vancocin products.

The growth experienced in the first quarter of 2015 increased through the second quarter of 2015. We reported our initial positive net income of $1.8 million in FQ2 2015, primarily due to an increased share of in-market Enablex revenue due to the expiration of a legacy marketing agreement. Revenue dipped somewhat in FQ3 2015 mainly due to the timing of inventory shipments which resulted in lower recognized sales for the period.

Revenue rebounded in the fourth quarter of 2015 and the first quarter of 2016 primarily as a result of the revenue from Sintrom shifting from a net revenue basis to a Gross Basis Revenue basis as the process of transferring marketing authorizations from Novartis to the Company continued.

We acquired the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in the second quarter of 2016. These acquisitions significantly increased our assets and liabilities as at March 31, 2016 in comparison to December 31, 2015. The initial revenues from these newly acquired products also increased our revenue in FQ2 2016.

Our revenue has continued to increase in FQ3 2016 in comparison to the second quarter of 2016 as this quarter reflected the initial full quarter of operations for the products acquired from UCB and Sanofi and most of the Sintrom, Salagen, and Estraderm revenue was reported on a gross basis. Consistent with the increase in our assets resulting from product acquisitions, our amortization expenses have increased significantly over prior quarters as we are required, under accounting policies, to amortize the acquisition cost of products over their useful lives. This increase in amortization expense has had a significant impact on our earnings, with the result that our net loss has increased marginally notwithstanding the significant growth in our revenue.

Seasonality

Merus’ product lines are generally not susceptible to seasonal fluctuations. Historical sales trends have not indicated that any of our products have seasonal variations that would materially impact quarterly revenue trends.

LIQUIDITY AND CAPITAL RESOURCES

Merus currently manages its capital structure and makes adjustments to it based on, amongst other things, the cash resources expected to be generated to support our future business plans. We currently have three principal sources of capital, namely (i) cash flows from our operations, (ii) our debt facilities, and (iii) potential future equity financings.

Merus generates significant positive cash flows from operations and these cash flows are used to retire our long-term debt obligations. We may raise additional equity capital, as required, to pursue the acquisition of additional pharmaceutical products. In addition, while existing debt will be retired using cash flows generated from current operations, new debt may be obtained to pursue the acquisition of new pharmaceutical assets. We review our capital management approach on an ongoing basis in conjunction with external factors and believe that the current approach is optimal. If additional sources of capital are required and not available or are not available at economically reasonable terms, we will need to assess alternatives including expense reductions and the sale of existing assets.

Over the next twelve months, our plan is to use our operating cash flow to satisfy our short-term debt obligations, while continuing to pursue strategic acquisitions. In February 2016, in conjunction with our latest two new acquisitions, we refinanced our credit facility to a new Euro-denominated five-year term loan. This loan represented approximately $120 million in new capital. In addition, in March 2016, we completed a bought-deal financing of special warrants that resulted in gross proceeds of $27 million. These new funds, along with a portion of our cash on hand, were used to acquire two portfolios of products for a total of approximately $175 million. We anticipate that any additional near term acquisitions will be funded by additional debt and/or equity financings. We currently do not have any arrangements in place for new debt or equity financings and there is no assurance that new debt or equity financings can be obtained at attractive terms.

Cash and Working Capital

Merus had cash and cash equivalents of $3.9 million as at June 30, 2016, compared to $41.0 million as at September 30, 2015.

We had a working capital deficit of $9.4 million as at June 30, 2016, compared to working capital of $36.5 million as at September 30, 2015. The working capital deficit as at June 30, 2016 is primarily attributable to the current portion of our long-term debt in the amount of $30.8 million which is repayable under the Amended and Restated Credit Agreement, as further discussed below. As at June 30, 2016, excluding provisions and obligations related to long-term debt, we had working capital of $21.5 million compared to $52.0 million at September 30, 2015.

The decrease in cash from September 30, 2015 to June 30, 2016 was primarily the result of the acquisition of two new product portfolios in the second quarter of fiscal 2016, which required the use of a significant amount of cash on hand combined with the proceeds from debt and equity financings. The decrease in working capital from September 30, 2015 to June 30, 2016 was primarily the result of the increase in the current portion of our long-term debt, i.e. that portion that becomes due within twelve months of June 30, 2016.

Merus plans to repay the principal and interest amounts due under the Amended and Restated Credit Facility using cash generated from operations. We believe that cash generated from operations will be sufficient to pay these principal amounts without any additional debt or equity financing required.

Amended and Restated Credit Agreement

Merus entered into the Amended and Restated Credit Agreement in February 2016 in connection with the product acquisitions completed in the second quarter of 2016. The credit facilities under the Amended and Restated Credit Agreement include a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million. Advances under the senior secured term facilities are denominated in Euros and are repayable over a five-year term, with equal quarterly repayments of the principal advanced. The applicable interest rates of loans advanced under the credit facilities are determined by reference to the ratio of our senior funded debt to our EBIDTA in accordance with the terms of the Amended and Restated Credit Agreement. All amounts under the senior secured term facilities were advanced in the second quarter of 2016.

Finally, under the Amended and Restated Credit Agreement, we repaid the $61.1 million owing under our Original Credit Agreement, entered into in September 2014 in connection with our acquisition of Sintrom®.

Cash Provided by Operations

Cash provided by our operations was $1.6 million in FQ3 2016 compared to $5.6 million in FQ3 2015. This decrease was primarily due to the use of cash to build-up working capital related to the new product acquisitions, as well as higher interest rate expenses. Operating cashflows were $14.3 million in FYTD 2016 compared to $16.8 million in FYTD 2015.

Cash Provided by Financing Activities

Cash used by financing activities in FQ3 2016 was $7.8 million, compared to cash generated of $56.0 million in FQ3 2015. The current quarter uses of cash were loan repayments, whereas in the prior period, cash inflows were mainly related to the closing of a prospectus financing, Cash provided by financing activities in FYTD 2016 was $124.6 million, compared to $48.3 million in FYTD 2015. As discussed above, we entered into the Amended and Restated Credit Agreement in February 2016 in connection with our acquisition of the nitrate product portfolio from UCB and the women’s health portfolio from Sanofi. Proceeds from this debt issuance, net of issuance costs, were $172.6 million, out of which we repaid the amount outstanding under our Original Credit Agreement in the amount of $61.1 million. In addition, we completed a special warrant financing for net proceeds of $25.3 million. The proceeds of the special warrant financing were used in connection with the acquisition of the women’s health portfolio from Sanofi.

Cash Used in Investing Activities

Cash used in investing activities was $0.5 million in FQ3 2016 compared to $37.3 million in FQ3 2015. Cash used in investing activities was $175.9 million for FYTD 2016 compared to $37.9 million for FYTD 2015. Cash used during the current period related to the acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi. Cash used for investing in the prior period related to the acquisition of Salagen and Estraderm as well as capitalized development costs involved in the transfer of manufacturing operations as part of the value creation activities planned for several of our existing assets.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when Merus has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, and it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with certain acquisitions, the Company may enter into a form of transition service arrangement whereby the seller of the asset or business will continue to perform certain activities to facilitate the seamless and efficient transfer of the products. Upon the recent acquisitions of the nitrates portfolio from UCB, the Company entered into a transition agreements with UCB to provide distribution, regulatory and other supply chain functions for a period time post-sale, until the marketing authorizations for the products transferred to the Company. During the transition period, UCB provides the Company with a monthly reconciliation of revenues, costs of goods and other related expenses, for which the Company then bills UCB. With the acquisitions of Sintrom, Salagen and Estraderm, we entered into a transition services and supply agreement with the vendor, Novartis. The agreements required that Novartis continue to manufacture, distribute, and promote the product until we obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided us a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. In this transition agreement periods, we rely on the financial information provided by the vendor to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of these arrangements, revenues relating to the products were recorded on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

Our return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

Share-based compensation

From time to time, Merus grants options and performance share units (PSU’s) to directors, officers, employees and non-employees to purchase common shares. We account for these stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful life of 2 to 10 years. Management has estimated the useful life based on industry data of similar products and patents. We conduct an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied prospectively.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a R.L., Merus Labs Luxco II S.a R.L., and Merus Labs Netherlands BV is Euros. The functional currency of Merus Pharma Inc. and ECG Holdings (US) Inc. is Canadian dollars.

(ii) Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii) Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

Impairment of non-financial assets

At the end of each reporting period, we review the carrying amounts of our property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying our accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management has exercised judgement in determining that the product acquisitions of the nitrates portfolio from UCB and the women's health portfolio from Sanofi were acquisitions of a business. In addition, management has exercised judgement in determining that the product acquisitions of of Salagen, Estraderm, and Sintrom were asset acquisitions. Management considered the guidance and definitions per IFRS 3 and IAS 38 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. Our consolidated financial statements are presented in Canadian dollars (“CAD”), our functional and presentation currency.

Use of estimates

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the consolidated financial statements and such differences could be material. Significant estimates include:

•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets; and
•	the valuation of share-based compensation expense

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i) Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

A preliminary assessment of the fair value of all assets and liabilities acquired via business combinations and product acquisitions is performed based on all current available information. Management updates the estimated fair value as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for the allocation of the purchase price and estimates of fair value for the acquired assets and liabilities.

(ii) Useful lives of property, equipment and intangible assets

Merus reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Depreciation on property, equipment, and intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 – 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 – 10 years
•	Product patents	Remaining economic life of patent
•	Manufacturing equipment	5 – 10 years

During the period ended June 30, 2016, the useful lives were considered reasonable.

(iii)	Impairment of financial and non-financial assets

Financial Assets

At the end of each fiscal quarter, Merus determines whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires us to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. Merus currently has no goodwill.

(iv) Valuation of share-based compensation expense

We estimate the fair value of share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

FINANCIAL RISK MANAGEMENT

Liquidity Risk

Merus maintains a sufficient cash balance to satisfy its short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy our longer-term needs.

Currency Risk

The majority of Merus’ sales are made in EUR and the majority of our purchases of goods for sale are in USD and EUR. As such, changes in exchange rates may affect our operating results. Depending on the nature, amount and timing of foreign currency receipts and payments, we may from time to time enter into foreign currency derivative contracts to reduce our exposure to foreign currency risk. For example, a 2.0% change of the Canadian dollar vs other currencies and in particular vs EUR and USD would result in an estimated 2.0% change in our EBITDA. Additionally, the advent of Brexit has heightened scrutiny on the exposure to currency rate (and operating) risk of companies doing business in the United Kingdom. Less than 10% of our current gross margins are earned in the UK and thus management has determined that the risk to Merus of a problematic exit of the UK from the European Union is relatively contained at this time. Further details regarding our interest rate exposure are available in note 14 to our Financial Statements.

Credit Risk

Although we are exposed, in the normal course of business, to credit risk from customer receivables, these amounts are continually monitored by management for collectability and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Interest Rate Risk

Merus has significant current and long-term debt in the form of our senior secured debt which currently bears interest at a floating interest rate (Euribor plus 4.5%) and will incur greater interest expenses if the Euribor rate rises.

Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in our senior secured credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At June 30, 2016, we had interest rate swaps applied to approximately 50% of our outstanding debt balance and it is our opinion that these swaps are a cost effective way for us to mitigate our exposure to significant interest rate risk over the five year term of the loan. If interest rates rise, interest expense will increase but only by 50% compared to had we not entered into these interest rate swaps. If interest rates fall, interest expense will fall but only by 50% compared to had we not entered into the interest rate swaps. On a quarterly basis, the value of these interest rate swaps is marked-to-market. As interest rates fluctuate, the change in the value of these swaps is booked to our income statement as derivative losses (gains). The valuation of these swaps is performed by a major Canadian bank involved in our syndicate of senior secured lenders and for the purposes of our quarterly financial statements we are comfortable with the accuracy of their valuation.

COMMITMENTS

Operating lease commitments

Merus has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

June 30, 2016
Less than 1 year	$300,540
1 to 2 years	300,540
2 to 3 years	300,540
Thereafter	550,990
Total	$1,452,610

Non-Derivative Financial Liabilities

The table below analyzes our non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

		Fiscal year ended September 30
At June 30, 2016	Total	2016	2017	2018	Thereafter
Operating line	$5,000,000	$5,000,000	-	-	-
Debt	152,260,820	8,013,727	$32,054,909	$32,054,909	$80,137,275
Accounts payable and accrued liabilities	9,369,922	9,369,922	-	-	-
Income taxes payable	478,620	478,620	-	-	-
Total	$167,109,362	$22,862,269	$32,054,909	$32,054,909	$80,137,275

OFF BALANCE SHEET ARRANGEMENTS

Merus has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At June 30, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015

Salaries	$815,889	$320,519	$1,884,568	$1,159,311
Share based compensation	476,717	600,942	2,052,112	2,036,464
	$1,292,606	$921,461	$3,936,680	$3,195,745

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects our financial condition, results of operations and cash flows for the periods presented in this MD&A. Our disclosure controls and procedures framework includes processes designed to ensure that material information relating to Merus, including our consolidated subsidiaries, is made known to our management by others within those entities to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal controls are designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our financial statements for external purposes in accordance with IFRS.

Our management has evaluated the design and operating effectiveness of our internal controls over financial reporting and concluded that, as at June 30, 2016, they are operating effectively.

There were no material changes made to our internal controls over financial reporting during FQ3 2016 that have had, or are reasonably likely to have a material effect.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

Merus’ authorized share capital consists of an unlimited number of common shares without par value. As at August 12, 2016 we had 116,999,906 common shares issued and outstanding.

Preference Shares

Merus is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by our Board of Directors in accordance with the special rights and restrictions as set out in our Articles. As of August 12, 2016, we had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if Merus does not redeem them after October 31, 2019. At any time at the option of the holder, these Series A Preferred Shares may be converted into common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at Merus’ option at any time after October 31, 2019. Merus can also redeem them at any time in the event of a change of control subject to the payment of a change of control premium.

Stock Options

We have 4,958,500 stock options outstanding as at August 12, 2016.

ADDITIONAL INFORMATION

Additional information about Merus is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars)

As at:		June 30	September 30
		2016	2015

Assets
Current assets
Cash and cash equivalents		$3,942,145	$40,987,177
Short-term investments		3,108	3,234
Trade and other receivables		21,883,879	14,202,624
Inventories	note 2	11,004,485	6,799,805
Prepaid expenses		366,165	332,274
		37,199,782	62,325,114
Non-current assets
Property and equipment	note 4	515,607	119,205
Intangible assets	note 2, 5	331,371,195	201,539,290
Total assets		$369,086,584	$263,983,609

Liabilities and Equity

Current liabilities
Operating line	note 7	5,000,000	-
Accounts payable and accrued liabilities		9,369,922	8,314,307
Income taxes payable		478,620	1,150,791
Derivative liabilities	note 3	862,833	893,666
Long term debt due within one year	note 7	30,840,421	15,463,595
		46,551,796	25,822,359
Non-current liabilities
Provisions	note 6	263,030	167,656
Long term debt	note 7	118,019,681	47,248,414
Preferred shares	note 9	9,947,730	9,947,730
Total liabilities		174,782,237	83,186,159

Equity
Share capital	note 8	210,756,585	184,534,553
Equity reserve	note 8	38,583,768	37,215,779
Accumulated deficit		(70,665,062)	(61,271,614)
Accumulated other comprehensive income		15,629,056	20,318,732
Total equity		194,304,347	180,797,450
Total liabilities and equity		$369,086,584	$263,983,609

Commitments and contingencies (note 10)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended June 30		Nine months ended June 30
		2016	2015	2016	2015
		(restated - note 16)		(restated - note 16)

Revenues		$25,656,987	$9,505,483	$61,286,391	$32,813,946
Cost of goods sold		8,820,789	812,503	19,111,949	3,515,261
Gross margin		16,836,198	8,692,980	42,174,442	29,298,685

Operating expenses:
Selling and marketing		2,018,805	631,505	4,601,833	1,581,542
General and administrative	note 10, 11	2,814,745	1,706,452	5,993,895	4,413,682
Share-based compensation	note 8, 11	476,717	600,942	2,052,112	2,036,464
Acquisition costs		134,653	-	2,417,572	-
Amortization of intangible assets	note 5	10,267,400	6,165,104	26,777,544	17,853,026
Depreciation	note 4	9,640	3,833	17,259	11,524
Foreign exchange losses (gains)		2,967,869	(184,336)	3,019,603	(1,412,476)
		18,689,829	8,923,500	44,879,818	24,483,762

Operating (loss) income		(1,853,631)	(230,520)	(2,705,376)	4,814,923

Interest expense, net		2,334,558	1,357,534	6,304,667	4,738,040
Derivative losses (gains)	note 3, 7	664,634	101,268	(77,862)	(33,108)
Investment loss (income)		17	46	101	(566)

(Loss) income before income taxes		(4,852,840)	(1,689,368)	(8,932,282)	110,557

Income tax expense	note 12	199,728	118,616	461,166	370,948

Net loss for the period		$(5,052,568)	$(1,807,984)	$(9,393,448)	$(260,391)
Loss per share
Basic		$(0.04)	$(0.03)	$(0.09)	$-
Diluted		$(0.04)	$(0.03)	$(0.09)	$-

Weighted average number of common shares outstanding - basic		116,948,807	54,027,137	108,901,444	81,235,579
Weighted average number of common shares outstanding - diluted		116,948,807	54,027,137	108,901,444	81,235,579

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015

Loss for the period	$(5,052,568)	$(1,807,984)	$(9,393,448)	$(260,391)

Other comprehensive loss
Items that may be reclassified to income:
Currency translation differences	(3,165,617)	(5,152,633)	(4,689,676)	(6,539,759)
Other comprehensive loss for the period	(3,165,617)	(5,152,633)	(4,689,676)	(6,539,759)
Total comprehensive loss	$(8,218,185)	$(6,960,617)	$(14,083,124)	$(6,800,150)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015

Operating activities

Net loss for the period	$(5,052,568)	$(1,807,984)	$(9,393,448)	$(260,391)

Adjustments for the following items:
Amortization of intangible assets	10,267,400	6,165,104	26,777,544	17,853,026
Depreciation	9,640	3,833	17,259	11,524
Interest expense	2,334,558	1,357,534	6,304,667	4,738,040
Income tax expense	199,728	118,616	461,166	370,948
Unrealized losses on foreign exchange	1,948,137	768,707	2,784,087	342,664
Share-based compensation	476,717	600,942	2,052,112	2,036,464
Change in fair value of derivative financial instruments	828,963	264,318	(30,833)	388,252
Interest paid	(1,994,435)	(1,198,738)	(4,462,050)	(4,239,304)
Income taxes paid	(1,032,045)	-	(1,032,045)	-

Net change in non-cash working capital balances:
Provisions	(67,831)	(36,297)	95,374	(142,381)
Trade and other receivables	(3,829,322)	1,620,923	(7,681,255)	(2,732,488)
Prepaid expenses	(19,245)	(1,055)	(33,891)	(95,328)
Inventories	(2,639,054)	(583,187)	(2,558,130)	(714,554)
Accounts payable and accrued liabilities	199,776	(1,724,509)	1,055,615	(752,787)
Income taxes payable	(75,361)	37,289	(89,963)	-
Net cash provided by operating activities	1,555,058	5,585,496	14,266,209	16,803,685

Financing activities
Proceeds from debt issuance, net of issuance costs	-	-	172,620,265	-
Repayment of long-term debt	(8,013,728)	(4,000,000)	(73,589,337)	(12,000,000)
Private placement proceeds	-	-	25,289,411	-
Proceeds from prospectus offering	-	59,562,323	-	59,562,323
Proceeds from exercise of stock options	248,498	431,250	248,498	733,665
Net cash provided by (used in) financing activities	(7,765,230)	55,993,573	124,568,837	48,295,988

Investing activities:
Acquisition of businesses or products	-	(36,439,154)	(175,052,582)	(36,439,154)
Purchase of property and equipment	(418,067)	-	(418,067)	-
Capitalized development costs	(73,709)	(904,116)	(409,555)	(1,435,756)
Short-term investments	17	46	126	(566)
Net cash used in investing activities	(491,759)	(37,343,224)	(175,880,078)	(37,875,476)
Net change in cash and cash equivalents	(6,701,931)	24,235,845	(37,045,032)	27,224,197
Cash and cash equivalents, beginning of period	10,644,076	17,346,919	40,987,177	14,358,567
Cash and cash equivalents, end of period	$3,942,145	$41,582,764	$3,942,145	$41,582,764

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Condsend Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2014	$123,808,971	$35,132,914	$(61,033,735)	$6,780,105	$104,688,255

Share-based compensation (note 8)	-	2,036,464	-	-	2,036,464

Stock option exercise (note 8)	489,269	(186,854)	-	-	302,415

Cancellation of shares in escrow (note 8)	(68,333)	68,333	-	-	-

Net loss for the period	-	-	(260,391)	-	(260,391)

Other comprehensive loss	-	-	-	(6,539,759)	(6,539,759)

Balance, June 30, 2015	$124,229,907	$37,050,857	$(61,294,126)	$240,346	$100,226,984

Balance, September 30, 2015	$184,534,553	$37,215,779	$(61,271,614)	$20,318,732	$180,797,450

Private placement (note 8)	25,289,411	-	-	-	25,289,411

Share-based compensation (note 8)	535,533	1,516,579	-	-	2,052,112

Stock option exercise (note 11)	397,088	(148,590)	-	-	248,498

Net loss for the period	-	-	(9,393,448)	-	(9,393,448)

Other comprehensive loss	-	-	-	(4,689,676)	(4,689,676)

Balance, June 30, 2016	$210,756,585	$38,583,768	$(70,665,062)	$15,629,056	$194,304,347

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2015. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. During the quarter ended June 30, 2016, there were no significant changes in accounting policies or their application.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2015. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2015.

These interim financial statements were authorized for issue by the Company’s Board of Directors on August 12, 2016.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

2.	Acquisitions

Elantan, Isoket, and Deponit

On February 4, 2016, the Company completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (the "UCB Products") in Europe and select other markets. The UCB Products were purchased pursuant to a purchase agreement entered into among the Company, one of its indirectly wholly owned subsidiaries.

The UCB Products acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The Company acquired the exclusive rights to manufacture, market and sell the products in twenty European countries, Mexico, Turkey and South Korea. The European countries include France, Germany, Italy, Spain and the United Kingdom. Approximately 80% of revenues from the UCB Products are derived from countries where the Company’s existing products are currently sold.

The UCB Products acquisition was structured as an all cash transaction pursuant to which the Company’s wholly owned subsidiary paid a purchase price of €92 million on closing. In addition, the Company has agreed to purchase existing UCB Product inventory subsequent to the closing date. The Company funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated debt facility (see note 7).

The acquisition is considered to be a business combination under IFRS 3 with Merus as the acquirer and the UCB Products as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $532,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $141,413,200 (€92,000,000). The preliminary purchase price allocation to the following identifiable assets is based on their estimated fair values:

Product rights - Elantan	$73,073,734
Product rights - Isoket	38,458,242
Product rights - Deponit	29,881,224

Net assets acquired	$141,413,200

The above allocation of the purchase price is preliminary. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition and finalize the associated purchase price accounting. As a result, the final allocation of the purchase price could vary significantly from the amounts used in the unaudited consolidated interim financial statements.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

Surgestone, Provames, Speciafoldine and Tredemine

On March 7, 2016, the Company acquired the rights to manufacture, market and sell Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products in France from Sanofi S.A. (“Sanofi”) for a purchase price of €22.5 million. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the special warrants (note 8), together with (ii) an additional advance under the Company’s credit facility (note 7).

The acquisition is considered to be a business combination under IFRS 3 with Merus as the acquirer and the Sanofi products as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $1,885,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $33,639,382 (€22,984,000). The preliminary purchase price allocation to the following identifiable assets is based on their estimated fair values:

Inventory	$1,646,550
Product rights - Surgestone	18,293,536
Product rights - Provames	1,369,930
Product rights - Speciafoldine	11,585,858
Product rights - Tredemine	743,509

Net assets acquired	$33,639,382

The above allocation of the purchase price is preliminary. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition and finalize the associated purchase price accounting. As a result, the final allocation of the purchase price could vary significantly from the amounts used in the unaudited consolidated interim financial statements.

Salagen and Estraderm

On May 21, 2015, the Company acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

Salagen ® (pilocarpine hydrochloride) is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Estraderm MX® is a transdermal delivery format of estradiol used for symptomatic treatment of menopause.

Pursuant to the acquisition, the Company acquired the product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brands in the territories acquired. Total consideration for the product acquisition was US$29,500,000 funded from cash on hand. The transaction was accounted for as the acquisition of assets.

Costs incurred to complete the acquisition were approximately $73,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $36,439,154 (US$29,500,000 plus transaction costs) and was allocated as follows:

Product rights - Salagen	$27,818,515
Product rights - Estraderm	8,620,639

Net assets acquired	$36,439,154

3.	Derivative financial instruments

	June 30 2016	September 30 2015

Liabilities:

Forward foreign exchange contracts	$-	$648,326
Interest rate swap	862,833	245,340

Total derivative liabilities	$862,833	$893,666

In prior periods, in connection with its European operations, the Company used foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At June 30, 2016, the Company no longer had forward foreign exchange contracts outstanding (notional value at September 30, 2015: $23,330,400). For the nine months ended June 30, 2016, gains of $384,926 (June 30, 2015: gains of $12,855) were recognized in derivatives losses (gains) in the statements of operations in connection with these contracts.

In accordance with the terms of the Company’s long-term debt (note 7), during the third quarter of fiscal 2016 the Company entered into an interest rate swap for approximately 50% of the outstanding balance, effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity. Also, during the second quarter of fiscal 2015 the Company had entered into an interest rate swap for 50% of the outstanding balance of the previous senior secured facility, effectively fixing the rate on that portion of the loan at 5.72% until maturity. On January 22, 2016, the Company terminated the interest rate swap contract resulting in a payment of $296,100, which represented the fair value of the liability on the settlement date.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

4.	Property and equipment

Continuity of property and equipment as at June 30, 2016 was as follows:

	Computer Equipment	Computer Software	Leasehold Improve- ments	Furniture and Fixtures	Manufact- uring Equipment	Total
Cost at September 30, 2015	$2,762	$-	$-	$11,891	$127,566	$142,219
Additions	21,555	207,941	122,917	65,654	-	418,067
Foreign exchange differences	(110)	-	-	(75)	(5,093)	(5,278)

Cost at June 30, 2016	$24,207	$207,941	$122,917	$77,470	$122,473	$555,008

Accumulated Depreciation at September 30, 2015	$2,762	$-	$-	$7,496	$12,756	$23,014
Depreciation charge	648	-	2,049	5,151	9,411	17,259
Foreign exchange differences	(110)	-	-	(27)	(735)	(872)
Accumulated Depreciation at June 30, 2016	$3,300	$-	$2,049	$12,620	$21,432	$39,401

Carrying amount at September 30, 2015	$-	$-	$-	$4,395	$114,810	$119,205
Carrying amount at June 30, 2016	$20,907	$207,941	$120,868	$64,850	$101,041	$515,607

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

5.	Intangible assets

Continuity of intangible assets as at June 30, 2016 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2015	$244,406,192	$23,200,220	$267,606,412
Product acquisitions (note 2)	173,406,032	-	173,406,032
Additions arising from internal development	409,555	-	409,555
Foreign exchange differences	(18,958,936)	(926,395)	(19,885,331)

Cost at June 30, 2016	$399,262,843	$22,273,825	$421,536,668

Accumulated Amortization at September 30, 2015	$49,479,172	$16,587,950	$66,067,122
Amortization charge	22,953,481	3,824,063	26,777,544
Foreign exchange differences	(1,908,105)	(771,088)	(2,679,193)

Accumulated amortization at June 30, 2016	$70,524,548	$19,640,925	$90,165,473

Carrying amount at September 30, 2015	$194,927,020	$6,612,270	$201,539,290
Carrying amount at June 30, 2016	$328,738,295	$2,632,900	$331,371,195

6.	Provisions

	Nine months ended June 30, 2016	Twelve months ended September 30, 2015
Balance at beginning of period	$167,656	$330,789
Charges	433,608	189,227
Utilization	(334,096)	(363,409)
Foreign exchange	(4,138)	11,049
Balance at end of period	$263,030	$167,656
Less: current portion of provisions	-	-
Non-current portion of provisions	$263,030	$167,656

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American and certain European product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, expiry of product currently in inventory, forecast sales volumes, and changes in the marketplace.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

7.	Long-term debt

	June 30 2016	September 30 2015
Current

Operating line	$5,000,000	$-
Senior secured facility, €22,331,692 net of unamortized transaction costs of $1,214,490	30,840,421	15,463,595

Total	$35,840,421	$15,463,595

Non-Current

Senior secured facility, €89,326,764 net of unamortized transaction costs of $2,186,228	$118,019,681	$47,248,414

Total	$118,019,681	$47,248,414

On February 1, 2016, in connection with the acquisition of the Nitrates Portfolio and Sanofi Portfolio, the Company refinanced its existing senior secured debt facility with a new Euro-denominated facility (“Euro Facility”). The Euro Facility was advanced under an amendment and restatement to the Company's existing credit agreement. Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, comprising of a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million, which were committed in Euros upon closing of the facility at a EUR:CAD exchange rate of 1.5225.

The proceeds from the senior secured term facility were used as follows: 1) €39,408,867 ($60,000,000) was used to refinance the Old Debt Facility (see below) on close; 2) €65,681,445 ($100,000,000) was used towards the acquisition of the Nitrates Portfolio on February 4, 2016; and 3) €6,568,144 ($10,000,000) was used towards the acquisition of the Sanofi Portfolio on March 7, 2016. In addition, $6,575,609 was drawn from the senior secured revolving credit facility upon closing of the Nitrates Portfolio acquisition on February 4, 2016, which was partially repaid prior to the period end.

Finance costs of $3,955,344 were capitalized to the loan balance and will be amortized over the term of the loan using the effective interest rate method. The unamortized portion of finance costs relating to the Old Debt Facility of $1,096,102 were written off during the period as the refinancing of the Old Debt Facility was determined to be an extinguishment of debt.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The senior secured term facility has a five year term at an initial coupon rate of 4.5% per annum, decreasing as the Company de-leverages, and quarterly principal repayments starting with June 30, 2016. The senior secured revolving credit facilities are due on demand and have an interest rate of EURIBOR (0% floor) plus 4.5% per annum.

In accordance with the terms of the Euro Facility, during the third quarter of fiscal 2016, the Company entered into an interest rate swap for approximately 50% of the outstanding balance, effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity.

All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries. The Euro Facility contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured credit facility during the year and at June 30, 2016.

On September 5, 2014, the Company entered into a renegotiated secured debt facility (“Old Debt Facility”) with a syndicate of Canadian lenders. The Old Debt Facility provided additional funds for the purchase of Sintrom and refinanced the Company's then-existing senior secured debt at a lower rate and extended term. The facility matured on September 5, 2019 and provided for an $80 million term loan at the Canadian BA rate plus 4.5%, or 5.3% effective rate, with principal repayments of $4,000,000 per quarter and monthly interest payments. Finance costs of $1,986,786 were capitalized to the loan balance and were amortized over the term of the loan.

In accordance with the terms of the Old Debt Facility, during the second quarter of fiscal 2015, the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. The swap was unwound prior to the commencement of the new Euro Facility and all costs relating the unwinding were expensed.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

8.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Nine months ended June 30, 2016		Year ended September 30, 2015
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	102,301,641	$184,534,553	81,245,724	$123,808,971
Common shares cancelled pursuant to escrow agreement	-	-	(33,333)	(68,333)
Common shares issued pursuant to prospectus offerings	14,250,000	25,289,411	20,672,750	59,562,323
Common shares issued pursuant performance share units	298,265	535,533	-	-
Common shares issued pursuant to options exercise	150,000	397,088	416,500	1,231,592
Balance, end of period	116,999,906	$210,756,585	102,301,641	$184,534,553

(b)	Special warrants

On March 1, 2016, the Company completed, on a private placement basis, an offering of 14,250,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the “Offering”). The proceeds of the Subscription Receipts were held in escrow and released to the Company upon the completion of a prospective acquisition.  Upon closing of the acquisition, each Subscription Receipt was converted into one special warrant of the Company (the “Special Warrants”), with each Special Warrant being convertible into one common share of the Company. On May 18, 2016, the Special Warrants were converted into common shares under the Company's existing Base Shelf Prospectus, resulting in the issuance of 14,250,000 shares.

Transaction costs of $1,785,589 were incurred and have been capitalized against the proceeds from the Subscription Receipts.

On March 7, 2016, upon completion of the Sanofi products acquisition, the proceeds of the Offering, together with an advance under the Company’s amended and restated credit facility announced on February 1, 2016, were used to fund the acquisition.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

(c)	Escrow shares

On December 4, 2014, the Company cancelled 33,333 shares still held in escrow pursuant to the acquisition of Orbis Pharma, Inc. As per the terms of the agreement, any shares remaining in escrow were cancelled upon termination of employment of the Company's former Chief Executive Officer in October 2014.

(d)	Prospectus offerings

On April 30, 2015, the Company completed a prospectus offering of 20,672,750 shares, including the underwriter over-allotment option, at a price of $3.05 per share for gross proceeds of $63,051,888. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $3,489,000.

(e)	Performance Share Unit Plan

In December 2014, the Company granted 800,000 Performance Share Units to an executive officer in connection with his employment agreement. The grant was subject to the Performance Share Unit Plan (the "Plan") being approved by the Board of Directors as well as regulatory and shareholder approval. In January 2015, the Board approved the Plan, subject to ratification by the shareholders, in addition to approving the grant of 150,000 Units to two other executive officers. The plan was approved by the Company's shareholders on March 26, 2015. During the prior fiscal year, 90,000 Units were forfeited in connection with a resignation, while 100,000 new Units were issued to a new executive. During the current fiscal period, a total of 297,500 Units were issued to several executives as part of their ongoing compensation. Share based compensation expense in the amount of $207,960 and $1,013,043 was recognized in the three months and nine months ended June 30, 2016 (2015: $172,746 and $293,748), respectively, in connection with these grants. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

On December 10, 2015, the Company determined that performance conditions with respect to fiscal 2015 metrics had been met and, as such, authorized the issuance of a total of 298,265 shares pursuant to the grants in satisfaction of those amounts earned under the Performance Share Unit plan.

(f)	Stock option plan

The Company has reserved 11,699,990 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

During the nine months ended June 30, 2016, the Company granted 1,815,000 options (2015: 1,935,000 options) to management, staff and directors, with exercise prices ranging from $1.64 to $1.71 per share (2015: $1.69 to $2.92 per share). The options have a term of five years and vest over a period of two years from the date of grant.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The estimated fair value of the options granted during the three months ended June 30, 2016, using the Black-Scholes option pricing model, was $53,215 (2015: $250,065). $268,757 and $1,521,049 was expensed in the financial statements during the three months and nine months ended June 30, 2016 (2015: $353,877 and $1,742,716), respectively, relating to current and prior period grants and has been included in share-based compensation in the statements of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Nine months ended June 30
	2016	2015

Weighted-average fair value of options	$0.96	$1.15

Risk-free interest rate	0.80%	1.24%

Volatility of the Company's common shares	68%	71%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	8.7%	8.7%

Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2014	3,465,667	$1.82

Options granted	1,935,000	1.97
Options expired	(1,006,667)	2.01
Options forfeited	(150,000)	1.73
Options exercised	(416,500)	1.76
Options outstanding, September 30, 2015	3,818,500	$1.86

Options granted	1,815,000	1.71
Options expired	(75,000)	1.64
Options exercised	(150,000)	1.66

Options outstanding, June 30, 2016	5,408,500	$1.82

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The range of exercise prices for outstanding and exercisable options at June 30, 2016 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable
$0.50 - $1.00	158,500	2.01	158,500
$1.01 - $1.50	50,000	1.13	50,000
$1.51 - $2.00	4,625,000	3.20	3,465,000
$2.01 - $2.50	200,000	0.56	200,000
$2.51 - $3.00	375,000	3.80	250,000
	5,408,500	3.09	4,123,500

9.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. After October 31, 2019 the dividend rate is set to increase to LIBOR plus 10% for one year. Thereafter, the dividend rate will increase to LIBOR plus 12% into perpetuity. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000.

Based on management’s assessment of the various components of the Preferred Shares it was determined that the entire instrument should be recorded as a liability. Accordingly, dividends paid on the Preferred Shares are included in interest expense in the statements of operations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

10.	Commitments and contingencies

(a)	Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	June 30 2016	September 30 2015
Less than 1 year	$300,540	$105,576
1 to 2 years	300,540	105,576
2 to 3 years	300,540	26,394
3 to 4 years	300,540	-
Thereafter	250,450	-
Total	$1,452,610	$237,546

Lease expense recognized during the three and nine months ended June 30, 2016 was $82,807 and $172,542 (2015: $31,566 and $136,808), respectively, which has been included in general and administrative expenses in the statements of operations.

(b)	Legal proceedings

Arbitration Proceeding

In August 2014, the Company received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product. This request for arbitration was based on the original license agreement entered into by LGLS and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration named Merus as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration included the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. The Company has successfully defended this claim. Additionally, Merus and Cornerstone have each asserted claims against one another, seeking indemnity and damages related to LGLS’s claim. These claims have also been resolved. The Company has contingent liabilities remaining however in the form of (i) the cost of damages incurred by LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS; and (ii) Merus’ indemnification of Cornerstone’s liability under the Factive asset purchase agreement that may include the cost of reimbursing wholesalers for expired goods on behalf of Cornerstone, the cost of paying for government reimbursement programs on behalf of Cornerstone, and legal costs incurred by Cornerstone to defend themselves against LGLS’s original claim. The Company is assessing its legal options relative to these claims and will challenge the merit of each claim, the amounts claimed, and the Company’s responsibility under each claim as appropriate.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

(c)	Revenue based commitments

Pursuant to the Company’s exclusive license agreement with EISAI, the Company is subject to a royalty fee of 20% based on the net sales of Salagen.

Pursuant to the Company’s technology transfer and manufacturing agreement with a contract manufacturer, the Company is subject to a royalty fee based on the capsule volume of Vancocin sold.

(d)	Purchase commitments

Pursuant to the Company’s raw materials supply agreement with a contract manufacturer, the Company is committed to purchasing approximately $485,000 of product per calendar year from 2016 to 2023.

11.	Related party transactions

At June 30, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recorded in the general and administrative line of operating expenses are as follows:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015

Salaries	$815,889	$320,519	$1,884,568	$1,159,311
Share based compensation	476,717	600,942	2,052,112	2,036,464
	$1,292,606	$921,461	$3,936,680	$3,195,745

12.	Income taxes

The major components of income tax expense for the three and nine months ended June 30, 2016 and 2015 are:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
Income tax recognized in statements of operations
Current tax	$199,728	$118,616	$461,166	$370,948
Provision for income taxes	$199,728	$118,616	$461,166	$370,948

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

13.	Management of capital

The Company includes the following in its definition of capital:

	June 30	September 30
	2016	2015
Debt comprised of:
Secured facility	$153,860,102	$62,712,009
Preferred shares	9,947,730	9,947,730

Equity comprised of:
Share capital	210,756,585	184,534,553
Equity reserve	38,583,768	37,215,779
Deficit and AOCI	(55,036,006)	(40,952,882)
	$358,112,179	$253,457,189

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (refer to note 7). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

14.	Financial instruments and financial risk management

a)	Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

June 30, 2016
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,108		3,108
Loans and receivables
- Cash and cash equivalents		3,942,145		3,942,145
- Trade and other receivables		21,883,879		21,883,879
Other financial liabilities
- Accounts payable and accrued liabilities		9,199,430		9,199,430
- Operating line		5,000,000		5,000,000
- Long term debt		148,860,102		152,260,820
Financial liabilities at FVTPL
- Derivative liabilities		862,833		862,833

September 30, 2015
Classification	Carrying value		Fair value
Financial assets at FVTPL	$		$
- Short-term investments		3,234		3,234
Loans and receivables
- Cash and cash equivalents		40,987,177		40,987,177
- Trade and other receivables		14,202,624		14,202,624
Other financial liabilities
- Accounts payable and accrued liabilities		8,314,307		8,314,307
- Long term debt		62,712,009		64,000,000
Financial liabilities at FVTPL
- Derivative liabilities		893,666		893,666

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At June 30, 2016, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	June 30, 2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,108	$3,108	$-	$-
	$3,108	$3,108	$-	$-

Liabilities:
Derivative liabilities	$862,833	$-	$862,833	$-
	$862,833	$-	$862,833	$-

At September 30, 2015, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,234	$3,234	$-	$-
	$3,234	$3,234	$-	$-

Liabilities:
Derivative liabilities	$893,666	$-	$893,666	$-
	$893,666	$-	$893,666	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)	Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At June 30, 2016	2016	2017	2018	Thereafter
Operating line	$5,000,000
Debt	8,013,727	$32,054,909	$32,054,909	$80,137,275
Accounts payable and accrued liabilities	9,369,922	-	-	-
Income taxes payable	478,620	-	-	-
Total	$22,862,269	$32,054,909	$32,054,909	$80,137,275

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

	Year ended September 30
At September 30, 2015	2015	2016	2017	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$16,000,000
Accounts payable and accrued liabilities	8,314,307	-	-	-
Income taxes payable	1,150,791	-	-	-
Total	$25,465,098	$16,000,000	$16,000,000	$16,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 3.

The following significant monetary financial assets and liabilities were denominated in foreign currencies at June 30, 2016 (U.S. dollar 1.2917, Euro 1.4354, British pound 1.7305, Swiss franc 1.3458) and September 30, 2015 (U.S. dollar 1.3345, Euro 1.4951, British pound 2.0244, Swiss franc 1.3704):

	June 30 2016	September 30 2015
Canadian Dollar Equivalent :
Denominated in US dollars	$(1,083,271)	$17,778,635
Denominated in Euros	(141,708,989)	13,102,315
Denominated in British pounds	2,044,485	732,432
Denominated in Swiss francs	317,249	(68,211)
Hedge contracts denominated in Euros	-	(23,921,600)
Net (liabilities) assets denominated in foreign currencies	$(140,430,526)	$7,623,571

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the period ended June 30, 2016 from a change in foreign currencies with all other variables held constant as at June 30, 2016:

	Change in net after-tax	Change in net after-tax
Percentage change in	gain from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(2,800,669)	$2,800,669
4%	(5,601,337)	5,601,337
6%	(8,402,006)	8,402,006
8%	(11,202,674)	11,202,674
10%	(14,003,343)	14,003,343

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Merus has significant current and long-term debt in the form of our senior secured debt which currently bears interest at a floating interest rate (Euribor plus 4.5%) and will incur greater interest expenses if the Euribor rate rises. Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in its credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At June 30, 2016, Merus had interest rate swaps applied to approximately 50% of its debt and it is management’s opinion that Merus is not exposed to significant interest rate risk at this time.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

15.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
Canada	$1,400,913	$1,495,017	$4,360,426	$4,878,053
International	24,256,074	8,010,466	56,925,965	27,935,893
	$25,656,987	$9,505,483	$61,286,391	$32,813,946

Other than Canada, the Company derived more than 10% of its revenues in the nine months ended June 30, 2016 or nine months ended June 30, 2015 period from Germany and Spain. Revenues in Germany of $8,865,184 (2015: $8,255,964) and Spain of $14,276,769 (2015: $4,983,633) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	June 30	September 30
	2016	2015
Canada	$2,339,716	$2,979,402
International	329,547,086	198,679,093
	$331,886,802	$201,658,495

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

16.	Prior period reclassification

Preferred Shares

During the year ended September 30, 2014, the Company issued $10,000,000 of Series A convertible preferred shares (see note 12). The preferred shares pay a dividend of 8% per annum, subject to adjustments after October 31, 2019 as described in note 9. The preferred shares were originally treated as a component of equity. Due to the non-discretionary nature of the dividends, it was determined that the entire instrument should have been treated as a liability from inception. Accordingly, the fair value of the instrument at inception should be recorded as a liability. Any dividends declared should be recorded through profit and loss. The comparatives of the prior period have been adjusted to reflect this.

Foreign Exchange Losses (Gains) and Derivative Losses (Gains)

The Company enters into forward foreign exchange contracts from time to time to hedge its foreign currency exposures. Historically, the Company has included any gains and losses with respect to the settlement and fair value mark-to-market adjustments of these contracts in the foreign exchange losses (gains) line on the statement of operations. To conform to the authoritative guidance and industry practise, certain amounts have been reclassified from foreign exchange gains to derivative losses (gains) in the prior year to conform to current year presentation. There has been no impact to net income or deficit as a result of this reclassification.

Selling and Marketing and General and Administrative Expenses

The operating expense line item sales and marketing in the Company’s statement of operations has historically included any direct marketing activities related to the Company’s products (e.g. sales force, marketing materials, conferences, etc.). The operating expense line item general and administrative however has historically combined all other expenses related to the Company’s products (i.e. distribution, customs, regulatory, IP maintenance, third-party logistics/warehousing, etc.) as well as traditional general and administrative costs associated with the Company’s administrative operations (i.e. salaries and benefits, professional and consulting fees, public company costs, travel, leases, share-based-compensation, etc.).

Based on Management’s internal approach for analysing the Company’s financial performance as well as feedback from investors and analysts, Management has determined that the relevance, reliability, and comparability of the Company’s financial statements can be improved by reclassifying all costs directly related to the selling and marketing function for the Company’s products from general and administrative to selling and marketing expenses. Further, the addition of a separate line for share-based compensation in the statement of operations will further improve the relevance and reliability of the general and administrative expense line item. There has been no impact to net income or deficit as a result of this reclassification.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

Thus, certain amounts have been reclassified from general and administrative to selling and marketing and share-based compensation in the prior year to conform to current year presentation.

Impact of Reclassification

The impact of the above reclassification adjustments have been summarized below. These reclassification adjustments impact net income (loss) and by extension equity (accumulated deficit only), therefore adjustments to the statement of equity have also been disclosed.

For the three months ended June 30, 2015	As previously reported	Adjustment	As restated

Statement of Operations:
Revenues	$9,505,483	-	$9,505,483
Cost of goods sold	812,503	-	812,503
Gross margin	8,692,980	-	8,692,980

Operating expenses:
Selling and marketing	252,332	379,173	631,505
General and administrative	2,686,567	(980,115)	1,706,452
Share-based compensation	-	600,942	600,942
Amortization of intangible assets	6,165,104	-	6,165,104
Depreciation	3,833	-	3,833
Foreign exchange gains	(83,068)	(101,268)	(184,336)
	9,024,768	(101,268)	8,923,500

Operating income (loss)	(331,788)	101,268	(230,520)

Interest expense, net	1,155,890	201,644	1,357,534
Derivative losses (gains)	-	101,268	101,268
Investment income	(46)	-	46

Loss before income taxes	(1,487,724)	(201,644)	(1,689,368)

Income tax expense	118,616	-	118,616

Net loss for the period	$(1,606,340)	(201,644)	$(1,807,984)

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

For the Nine months ended June 30, 2015	As previously reported	Adjustment	As restated

Statement of Operations:
Revenues	$32,813,946	-	$32,813,946
Cost of goods sold	3,515,261	-	3,515,261
Gross margin	29,298,685	-	29,298,685

Operating expenses:
Selling and marketing	737,831	843,711	1,581,542
General and administrative	7,293,857	(2,880,175)	4,413,682
Share-based compensation	-	2,036,464	2,036,464
Amortization of intangible assets	17,853,026	-	17,853,026
Depreciation	11,524	-	11,524
Foreign exchange gains	(1,445,584)	33,108	(1,412,476)
	24,450,654	33,108	24,483,762

Operating income	4,848,031	(33,108)	4,814,923

Interest expense, net	4,135,300	602,740	4,738,040
Derivative losses (gains)	-	(33,108)	(33,108)
Investment income	(566)	-	(566)

Income (loss) before income taxes	713,297	(602,740)	110,557

Income tax expense	370,948	-	370,948

Net income (loss) for the period	$342,349	(602,740)	$(260,391)

For the Nine months ended June 30, 2015	As previously reported	Adjustment	As restated

Statement of Changes in Equity (Accumulated deficit)
Balance, September 30, 2014	$(61,033,735)	-	$(61,033,735)
Net income for the period	342,349	(602,740)	(260,391)
Dividends to preferred shareholders	(602,740)	602,740	-
Balance, June 30, 2015	$(61,294,126)	-	$(61,294,126)

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and nine months ended June 30, 2016 and 2015

17.	Net Investment in Foreign Operation

The Company previously recognized any foreign exchange gains and losses on its intercompany loans in other comprehensive income as it considered these amounts as part of its net investment in a foreign operation. These intercompany loans have since been started to be repaid and as such the Company expects that going forward they will be settled. Accordingly, these loans no longer meet the definition of a net investment in a foreign operation under IAS 21. Prospectively, any foreign exchange gains and losses on these loans will be recorded through net income. Any historical amounts ($9,822,703 accumulated gain) recorded will be recycled out of AOCI on the disposal of the foreign operations.